[CAPTION]

<STRONG>U.S. SECURITIES AND EXCHANGE COMMISSION </STRONG>

<STRONG>Washington, D.C. 20549</STRONG>

<STRONG>FORM 10-SB</STRONG>

<STRONG>General Form for Registration of Securities</STRONG>

<STRONG>of Small Business Issuers</STRONG>

<STRONG>Under Section 12(b) or (g) of</STRONG>

<STRONG>the Securities Exchange Act of 1934</STRONG>

<STRONG>TXON INTERNATIONAL DEVELOPMENT CORPORATION</STRONG>

(Name of Small Business Issuer)

Nevada 87-0629754

(State or Other Jurisdiction of Identification I.R.S. Employer Incorporation or

Organization) Number



3672 Cove Point Drive, Salt Lake City, UT 84109

(Address of Principal Executive Offices including Zip Code)

(801) 557-5785

(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:

None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, $.001 Par Value <BR>

<BR>



<STRONG>ITEM 1. DESCRIPTION OF BUSINESS.</STRONG> (Item 101 of Regulation S-B) Txon International Development

Corporation(the "Company"), was incorporated on January 29, 1998 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to construction and development services for corporate global expansion. The Company has been in the development stage since inception and has very limited operations to date due to a lack of capital.

The nature of the company's actual business is to seek out major U.S. companies that are expanding their business operations and are in need of real estate development and construction services to help them grow and expand. Txon is offering these services to growing companies based on the background and experience of its officers and directors having done this for many years working for big corporations such and Exxon. (See Directors, Executive Officers, Promoters, and

Control Persons.) The five officers and directors, and only employees of the company to date have spent the past 21 months seeking business opportunities and making sales presentations in pursuit of this goal. However, to date the company has received no finalized contracts.

The Company maintains its principal place of business at its office at 3672 East Cove Point Drive, Salt Lake City, Utah

84109. Each officer and director of the company also currently works out of offices established in their own homes in order keep a low overhead during this startup and business development phase. Regular daily and weekly meetings are held among the officers and directors of the company at the company's principal place of business in Salt Lake City and by frequent conference calls over the phone, by fax, and by e-mail.

The Company has been formed to address what management believes is an unmet demand for a single entity with the ability to provide an extensive array of commercial real estate development and facility expansion services to major U.S.

and multinational corporations. Management believes that the growing need of large corporations to establish facilities throughout the United States and the world from which to expand into the global economy has created demand for employee housing, ex-patriot compounds, office space, manufacturing and related production facilities. Txon believes development, construction and management capabilities on a world-wide basis can be met most efficiently by a single provider.

The company does not have any significant assets. Its belief that it will be able to provide marketable services is based solely on the skill, experience and contacts of the individuals who are affiliated with the Company. At the present time the

Company has five full time employees who have received sporadic compensation due to the Company's minimal financial situation. They have also received founder's shares of the Company. (See "Directors, Executive Officers, Promoters and

Control Persons"). The company anticipates that its first projects will involve provision of development services to companies who will themselves fund the acquisition, development and construction of the real estate facilities they require. Depending on the level of service provided, the Company will seek to surrender cash payments in exchange for equity positions in some projects. The company will also seek opportunities to joint venture real estate projects and other business ventures.

No assurances can be given that the Company will be successful in locating or reaching agreements with businesses willing to engage the Company's services or enter into equity compensation or joint ventures with it to develop, build or manage real estate projects, or that it will be able to find financing sources sufficient to permit the Company to build such projects itself.

As a development stage company Txon to date has not undertaken any projects since its inception due to lengthy sales processes with multiple decision makers, significant amounts of complex design work and documentation, along with thorough legal investigations and slow governmental approval processes. Still management believes as a result of

Stephanie Harnicher's and Robert Carter's long term employment as real property development professionals for Exxon and with the other members of the Company's management having formed friendships and associations with experts in many of the areas in which Txon seeks to provide real estate related services to large national and international corporations seeking to build a variety of physical facilities worldwide, Management believes these relationships will permit Txon to obtain business income through consulting agreements, joint venture agreements, subcontracts, and other opportunities,

from persons and organizations who will be willing to retain the Company for servicing their needs and custom requirements wherever they may occur. It is hoped that these relationships, coupled with the skill of Txon's inside management, will help to establish it one day as a leader in the field of large-scale development and facility expansion services.

The Company intends to operate through one main operating division which is fee based development and construction services which is the management's core expertise.

Txon's Development and Construction Services business is intended to include site acquisition services, procurement of approvals and permits, design and engineering coordination, construction bidding and management, tenant finish coordination, general contracting and complete project advisory services. These services are fee based for third party clients.

It is anticipated that approximately 90% of the Company's projects and clients will come from opportunities in other locations other than Utah, where the Company's executive offices are located. Officers and employees of the Company have established long term personal relationships with individuals and companies involved in the planning, development,

design and construction of commercial real estate projects for Exxon through-out the world. However, the company is currently focusing on potential projects with former associates or potential clients who have expressed an interest to work with the Company on a contract basis to develop and build projects in the United States and U.S. territories.

The company believes the broad geographic service area that management will be able to cover through these relationships will lead to valuable business opportunities of labor, design and construction. Also, the experience of operating in numerous locations for Exxon may serve in creating business opportunities which will limit the company's exposure to an economic downturn in any one single market.

While the company currently has no significant operations to date and has yet to achieve any revenues even though all of its executives have held the same positions since they became employees, this is due to the lengthy amount of time it takes to set up and finalize large-scale development projects. The company's greatest value it offers to potential clients is the trust and confidence the clients will have in knowing they will receive quality work at fair prices based on their good experiences of working together in the past. Management believes it will find business opportunities based on former, well established, long term relationships and client or professional alliances from Exxon and its affiliations, especially due to management's quality service approach to meeting corporate expansion needs. Stephanie Harnicher and Robert Carter both worked in real estate development at Exxon for many years. Seymour Tater, an architect and project planner, is Ms.

Harnicher's father, and Jay Shapiro, who manages the company's office and business administration, is her brother-in-law.

These people have enjoyed long-term personal relationships together.

The Company's internal culture is rooted in the long-standing belief on its management in promoting talented individuals from within the organization based on closely measured performance criteria. The Company believes that its growth strategy, incentive-based compensation and the high level of ownership by Company insiders will provide further motivation to achieve exceptionally high performances.

Members of the Company's management have successfully developed properties in many segments of the commercial real estate industry. While at Exxon Ms Harnicher was involved in development of the Greenspointe Shopping Center and office complex outside Houston, Texas and planned communities built by Exxon at Kingswood and Clear Lake, Texas.

The Company believes that the experience and skill of its management may permit it to operate in the large-scale development services industry despite the fact that it does not presently have assets with which to fund any portion of its business plan except the offering of real estate development services, through its existing management.

<STRONG>MARKETING</STRONG>

 The Company intends to market its services through personal contact by members of Management with persons and organizations known to have real property expansion needs. The company believes the most effective way to identify and target potential clients is by personal contact of past working relationships and then working through those circles of influence. The Exxon personnel and affiliations are an enormous network of good relationships to probe for business opportunities. The next area of marketing company services is through secondary service providers such as planners,

architects, commercial real estate agents, mortgage bankers, investor groups and community service groups. The industries or project types in which this company has particular expertise is in commercial and residential development and master-planned community development.

Txon has already been approached by several landowners to assist them in feasibility studies and joint development of properties. Most of these potential business opportunities have come by way of contacts developed by the Company's management prior to their association with the Company while they were engaged in commercial real estate development,

architecture, construction, and engineering while employed by others. Some contacts have evolved from the involvement of management in civic, philanthropic and professional associations. Specifically, management has approached developers who have pending plans for the construction of related facilities in Utah, Texas, Arizona, California, and Tinian a U.S.

territory in the Marianna Islands on the Pacific Rim with a view to participating in the planning and construction of the facilities either on a contract basis, or as a joint venture if funding can be developed. As of this date there is still no guarantee that a final development contract for the Company in these projects will be forthcoming. Other than having many preliminary discussions and investigative conferences the company has not entered into negotiations, bid on specific projects, or otherwise come into a contractual relationship regarding any of it potential development projects.

<STRONG>GENERAL BUSINESS PLAN</STRONG>

Txon International Development Corporation intends to operate as an international land and facilities developer with projects targeted initially in the United States, and futuristically throughout the world.

The company has brought together highly successful design, financial, business, project management, and construction experts with the credibility and experience to become a full-service development organization. Txon's Management believes it has the know-how and strategic relationships in numerous disciplines to get things done on time with quality,

and within budget. While at Exxon, Ms. Harnicher now this company's president, and Mr. Carter now this company's executive vice president, worked together on many Exxon development projects over the years which varied from small office building projects to very large master planned communities. . (See "Directors, Executive Officers, Promoters and

Control Persons").

<STRONG> COMPETITION</STRONG>

The strong U.S. economy over the past few years has created an atmosphere of business growth and expansion. Along with this growth has come added development opportunity seekers looking to secure big projects with big revenue potential. The Company's competitors and potential competitors have greater financial and marketing resources than the

Company. There can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to establish, maintain or increase any market share, which could adversely affect the Company's financial results in the near or distant future. Although there can be no assurance that a continual increase in competition will not be severely detrimental to the Company viability and longevity, the Company believes that the real estate development services it offers may afford considerable security in the this field once it breaks out of the start-up and development phase,

due to the credibility of its personnel quality of its services and long time, high level development industry friendships.

There are many well established concerns which have vastly greater financial and personnel resources than the Company.

In view of the Company's extremely limited financial resources and limited number of management personnel, the company expects to be at a competitive disadvantage compared to the Company's competitors.

Competition in the real estate development business is based on scope of services provided, fees charged and results achieved. Some of the Company's competitors in this area have been in business longer, have more established business relationships and have large dedicated research staffs which this Company does not have. However, the Company believes that the knowledge, experience and historical achievements of its management personnel over many years allow it to find suitable business opportunities.

The greatest competitive advantage any business has is created by building trust and confidence established through good,

quality working relationships. All businesses rely on relationships and alliances to build on. To our benefit, Txon company executives and management through their past business experiences have established good working relationships to build on.

According to the National Real Estate Investor Association the largest Real Estate Developers in the United States, based on total square feet under development in North America are as follows:

Gerald Hines Corporation in Houston, Texas

Trammel Crow Corporation in Dallas, Texas

Morrison Knudsen in Boise, Idaho

Opus Group in Minnetonka, Minnesota

Westcor Partners in Phoenix Arizona

Carter-Oncor in Atlanta Georgia

Zeckendorf Corp. in New York, New York

Homart Company in Chicago, Illinois

<STRONG>RESEARCH AND DEVELOPMENT</STRONG>

As a start-up business with extremely limited financial and human resources the company has spent no time establishing research and development activities since inception.

 <STRONG>GOVERNMENT APPROVAL</STRONG>

The Company must obtain certain government approvals and meet many licensing requirements in order to provide the services it proposes to offer in many States and foreign countries. The Company believes its existing management and project affiliates will be able to meet the licensing and project approval requirements in most states. Mr. Robert Carter-the

Executive Vice President will act as the interface with the appropriate oversight bodies regarding regulations to maintain compliance. His experience as a two term president of the Construction Industry Council, has familiarized him with DOC,

DOE, OSHA, HHS, DOI and DOL regulations and the requirements of the Uniform Building Code adopted by many states. Most approvals are granted pursuant to evaluation criteria which are generally consistent among the majority of states. Though the Company's management has many years of experience in dealing with local, state, federal and international government regulations and approval processes, no assurance can be given that the Company's experience and financial capabilities will be sufficient to meet the requirements of the jurisdictions in which it intends to operate.

<STRONG>EFFECTS OF GOVERNMENTAL REGULATIONS; COMPLIANCE</STRONG> <STRONG>WITH ENVIRONMENTAL LAWS </STRONG>

The construction and development industry is highly regulated. The Company will be required to comply with a variety of federal, state and local laws relating to its proposed building activities, the building materials it uses, and the designs of its construction projects. These requirements vary widely, depending on the location. While the Company believes it will be able to remain in material compliance with all such laws, if it should be determined that the Company is not in compliance with the law, the Company could become subject to cease and desist orders, injunctive proceedings, civil fines and other penalties.

<STRONG>COMPLIANCE WITH ENVIRONMENTAL LAWS</STRONG>

Under various federal, state, local and foreign environmental laws, ordinances and regulations ("Environmental Laws"), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances, on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks also are regulated by federal and state laws.

In connection with the development, future ownership and or operation of properties, including properties owned, leased or managed by other companies, the Company could be held liable in part or in whole for the cost of remedial action with respect to such regulated substances and storage tanks and claims related to them. In addition to clean-up actions brought by federal, state and local agencies, the presence of hazardous or toxic substances on a property also could result in personal injury or similar claims by private plaintiffs. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring such actions in the future, or that such actions, if adversely resolved, would not have a material adverse effect on the Company's business and results of operations.

<STRONG>ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION</STRONG>.

Since inception the Company has incurred expenses of approximately $350,000. These expenses related to personnel,

overhead, office equipment, legal and accounting, and expenses incurred in formulating the Company's business plan,

developing its marketing strategy, and initiating sales efforts. The Company has financed its activities primarily from the sale of its common stock. During the eleven-month period ended December 31,1998 the Company raised its initial start-up capital of $200,000 through the sale of common stock to its founding principals. The Company raised an additional

$150,000 through the sale of common stock to investors. In order to significantly reduce overhead costs while the

Company is experiencing current financial challenges, in August of 1999 the Company moved out of the expensive office complex it was renting, and for the time being is now using office space in the basement of a local residence which address is 3672 East Cove Point Drive, Salt Lake City, Utah 84109. We maintain all the same administrative and marketing resources including an office phone number of 801.278-8000 a fax number of 801.272-1000 and mobile numbers of

801.557-5785 and 801.557-1609.

During the coming year, Management plans to focus on sales, marketing and initiating active project operations, and hopes to enter into contracts with one or more companies which will produce revenues, though no assurance can be given that this will be the case.

In order to meet anticipated expenses over the next twelve months, the Company intends to seek additional risk capital through the sale of common shares. No underwriter, agent or other person has agreed to assist the Company in distributing any of its common shares, and no actions have been taken to ascertain whether to register such shares under the Securities

Act of 1933 or rely on exemptions from registration to distribute such shares. No assurance can be given that the Company will be able to sell securities to meet its operating needs, or that if available, such sales could be effected on terms acceptable to the Company. If the Company is not able to sell additional securities to meet its operating expenses, it is doubtful that the Company will be able to continue as a going concern.

<STRONG>ITEM 3. DESCRIPTION OF PROPERTY</STRONG>

The Company has no properties and at this time and has no agreements to acquire any properties. The Company has moved out of the leased premises from which it operated since the beginning of 1999.

As stated above, in order to significantly reduce overhead costs while the company is experiencing current start-up financial challenges, in August of 1999 the Company moved out of the expensive office complex it was renting, and for the time being is now using office space in the basement of a local residence which address is 3672 East Cove Point Drive,

Salt Lake City, Utah 84109. The company maintains all the same administrative and marketing resources including an office phone number of 801.278-8000 a fax number of 801.272-1000 and mobile numbers of 801.557-5785 and

801.557-1609.

Management continues to donate office equipment needs without any agreements or understandings and without cost.

<STRONG>ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.</STRONG>

The following table sets forth, as of September 30, 1999, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the

Company as a group. The nature of the beneficial ownership in each case of all officers and directors is that each one purchased their stock in the Company as founders at the price of $.05 per share.

 Name and Address Amount of Beneficial Percentage

of Beneficial Owner Ownership of Class

------------------- -------------------- ----------

John Chris Kirch 1,100,000 20%

3672 Cove Point Dr.

Salt Lake City, UT 84109

Stephanie Harnicher 1,100,000 20%

5632 East Pioneer Fork Road

Salt Lake City, UT 84108

Robert E. Carter 900,000 16%

3739 Palmetto Creek

Kingwood, TX 77339

Seymour Tatar 600,000 11%

1023 Nantucket

Houston, TX 77057

Jay Schapiro 300,000 5%

12 Ruby Field Court

Baltimore, MD 21209

All Executive Officers

and Directors as a

Group (5 Person) 4,000,000 72%

<STRONG>ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS</STRONG>.

The Company has five Directors and Officers as follows:

Name Age Positions/Offices Held

------ --- ----------------------

John Chris Kirch 42 Chairman, Director

Stephanie Harnicher 41 President, CEO, Director

Robert E. Carter 58 Executive V.P., Director

Seymour Tatar 67 V.P. of Design, Director

Jay Schapiro 39 Secretary, Treasurer, V.P. of Admin., Director

There are no agreements or understandings for any officer of director to resign at the request of another person and the above-named officers and directors are not acting on behalf of, nor will they act at the direction of any other person.

Set forth below are summaries of the business experience of the Directors and Officers of the Company for at least the last five years:

John Chris Kirch, Chairman of the Board, Director & Head of Corporate Development.

Mr. Kirch Age 42, has been a director of the Company since its inception in January of 1998. While Mr. Kirch became chairman and head of corporate development of this company in January 1998 at its inception. Also, at this time he was still listed as an officer and director of Weston Hotels until his official resignation in May of 1998. His experience during the interim (over-lapping) period was that he was spending his time coordinating the start-up of this company which was thought to be able to benefit both companies. This belief however, proved not to be correct, and in May 1998 Mr. Kirch officially resigned from Weston Hotels, and has remained chairman and director of corporate development of this company ever since. His main role is to facilitate the company's funding needs and promotional requirements.

Beginning in January of 1997, Mr. Kirch began preliminary work with Westin Hotels and Properties, Inc., and from May of

1997 through May of 1998, Mr. Kirch was Vice Chairman and Director of Corporate Development for that corporation which operated as a Hotel operating company. While in the hotel business Mr. Kirch was involved in the areas of business planning and the development of funding to expand this Hotel Chain. From April of 1994 to December of 1996 Mr. Kirch

was a cofounder and director of planning for PharmaPrint, Inc., f/k/a ABT Global Pharmaceutical Corporation, out of the

University of Southern California School of Medicine. His specific role in this start up and development stage company was to prepare its initial business plan and arrange for start-up funding for the corporation. Mr. Kirch specializes in arranging private placement funding, preparing and placing public offerings, while developing multi-media news,

advertising and marketing support.

Stephanie Harnicher, President, Chief Executive Officer & Director.

Ms. Harnicher Age 42, has been President, Chief Executive Officer and a director of the Company since its inception in

January of 1998. Her main role is to oversee all operations and administrative controls of the company. Ms. Harnicher has over 15 years experience in real estate development, construction management, and real estate financial services, which includes 10 years in the Exxon land development division, 3 years with her own mortgage loan services company and almost 2 years with this business.

In January 1995 Ms. Harnicher formed Entrepreneurs Mortgage Source, Inc., and from then through the present she has acted as President of that corporation whose business is providing funding for residential and commercial real estate projects. She quit devoting substantial time to this company in January of 1998 when Txon was formed; but continues as an officer and director thereof. Stephanie Harnicher did not conduct any business experiences from March of 1992 until

January 1995 as she went through a difficult pregnancy, and then spent her time at home recovering from giving birth to

TRIPLETS as well as staying home to take care of her children during their early infancy.

From October, 1981 through March 1992 Ms. Harnicher worked in several positions at Exxon Corporation or its subsidiaries for ten years, where she was active in strategy, investment analysis, financing, real estate development and marketing of commercial and residential real estate projects. Ms. Harnicher was a key person in the development and marketing for Exxon of many shopping centers, office complexes and land development projects. During her 10 year tenure at Exxon, Ms. Harnicher managed various leasing, sales and administrative personnel to fully coordinated all aspects of construction, design, legal and property management functions. Prior to Exxon she has also served as a financial consultant to Westinghouse, McDonald Douglas, Gould and the U.S. Navy, as well as an instructor of Finance at the

University of Houston. Ms. Harnicher has strong community ties and is a member of several business, civic, and community groups, including the National Association of Women Business Owners, the Utah Professional Women's

Association, and the Beta Gamma Sigma Honorary Business Fraternity. Past associations include The National Mortgage

Bankers Association, Rotary, Park City and Salt Lake City Chambers of Commerce, Executive Womans' Association and

has served as President of her College Association for 10 years.

Ms. Harnicher received her undergraduate degree from Goucher College and her Masters of Business Administration

concentrating in finance and investments from the George Washington University, Washington, D.C. She graduated with top honors and was invited to join the Beta Gamma Sigma honorary Business Fraternity. Her business and professional history includes almost two decades of multifaceted management experience in finance, marketing, and real estate development.

Robert E. Carter, Executive Vice President, Head of Worldwide Project Management, & Director.

Mr. Carter, age 58, has been Executive Vice President, and a director of the Company since its inception in January of

1998. Mr. Carter's multi-disciplined professional expertise stems from his career as a managing engineer in the building,

development, and energy industry for over 25 years. For Txon he is responsible for project construction administration for complex and large-scale real estate projects worldwide, he has built an impressive record of accomplishments.

Mr. Carter speaks English, Russian, and Spanish. He has been able to adapt to different cultures effectively working as a corporate team player and/or leader to manage and complete assignments on time and within budget in difficult foreign locations. His diversified experience ranges from complex renovations of aerospace testing and laboratory environments, to hospitals and medical support facilities, from multimillion dollar premier office buildings, hotels and retail centers to large secure expatriate private housing communities. From January 1995 through January 1998 Mr. Carter worked as an independent contract manager under the auspices of Carter, Corbett and Associates, where he facilitated the start-up marketing, accounting, financial reporting and daily operation of an entrepreneurial business, which has provided project development/ management services in Russia, Ukraine, Nigeria, Egypt, England, Germany, France and Belgium for

several multinational companies, defining missions or providing feasibility studies, project funding, planning and/or implementation.

From January 1992 through December 1994 Mr. Carter worked for Exxon's Houston development company as senior international project manager for twelve years. He provided management services for local and overseas corporate ventures, while developing foreign networks to expedite contract demands. Mr. Carter analyzed and provided feasibility studies with long-term investment planning for capital projects, as well as responsibility for stewardship of schedules,

budgets, and reporting.

At Exxon he constructed and managed 230,000 square meters of Class A office buildings and hotels, 10,000 square meters of commercial retail space, and served as a key person for three (3) planned residential communities with supporting infrastructure, including schools, religious facilities and municipal

buildings.

Seymour M. Tatar, Vice President of Design & Project Planning.

Mr. Tatar, age 67, has been Vice President, and a director of the Company since its inception in January of 1998. Prior to joining Txon Mr. Tatar has been an independent architect for over 25 years with a highly successful professional career completing over 300 projects in architecture, urban design, site planning, contracting, construction management, and real estate development. Mr. Tatar's responsibilities for Txon include comprehensive services that included site landscape and project design, programming, space planning, feasibility, urban renewal, city planning, civic and tax increment district design, engineering and specialized consultant coordination, educational and library behavioral research, on-site construction management.

Mr. Tatar's tasks also include bringing together teams of specialized professional consultants, directing them to accomplish specific complex tasks in a comprehensive manner. He is also to analyze cost control, site selection, lighting, acoustics,

environmental assessments, real estate appraisal, traffic, food handling, asbestos removal, marketing, legal, business and economic feasibility - all in response to an assignment's special needs.

Mr. Tatar has been professionally registered in fourteen states, is currently accredited by the National Council of

Architectural Registration Board, and participates in several professional and civic associations.

Jay Schapiro, Vice President of Administration, Director and Secretary.

Mr. Schapiro, age 39, has been an officer and director of the company since August 1998. Mr. Schapiro's duties include managing daily office and financial administration of the company, along with maintaining all books and records as the corporate secretary.

From October 1997 he acted as a securities trader for his own account. From January 1995 to September 1997 he served as

Mid Atlantic Market manager for MCI Cellular where he oversaw the build out of twelve facilities, concurrently with managing and marketing programs, the staffing and providing profit/loss reports for the region. From March 1993 to April

1995 Mr. Schapiro served as a development manager for Petstuff, Inc., a chain of large format pet supply stores,

coordinating the opening of the initial five locations.

Directors and officers of the Company have served in their respective capacities since January 28, 1998 except Mr.

Schapiro, age 39, who has been an officer and director of the company since August 1998. All officers and directors will serve for consecutive periods of one year each, or until their successors have been elected and accepted their positions.

At the present time, all of the officers and directors of the Company are devoting essentially full time to the business of the

Company despite the inability of the Company to compensate them. Without funding or business generated income, of which no assurance can be given, management will not be able to continue to serve without pay indefinitely.

The company's executive officers and directors does include the following family relationships- Seymour Tater, an architect and project planner, is Stephanie Harnicher's father, and Jay Schapiro, who manages the company's office and business administration, is her brother-in-law.

 <STRONG>ITEM 6. EXECUTIVE COMPENSATION. </STRONG>

The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1999, to the Officers and Directors of the Company (the "Named Executives"). SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE FISCAL 1999 ANNUAL COMPENSATION Executives of the Company were paid the following cash consideration during the fiscal year ended September 30, 1999.

 SUMMARY COMPENSATION TABLE SUMMARY COMPENSATION TABLE

FISCAL 1999 ANNUAL COMPENSATION

Executives of the Company were paid the following cash consideration during the fiscal year ended September 30, 1999.

 Salary Bonus Other

Name & Principal Annual Long Term

Position Compensation Compensation

Awards

John Chris Kirch $1,384.62 --- --- ---

Chairman

Stephanie Harnicher $5,000.00 --- --- ---

President, CEO, & Director

Jay Schapiro $18,000.00 --- ---

Vice President, & Director

While the Company paid out to the Company's Chairman, President, and Vice President the compensation and salaries listed above, there are no employment agreements in effect as of this time. The Company is considering implementing employment agreements which would be in effect for an initial term of two years and then renew automatically for successive one-year terms unless terminated earlier according to the terms therein. The Company issued 1,100,000 shares of common stock to John Chris Kirch, an officer and a director of the Company, in consideration of a cash purchase for stock which he provided to the Company in calendar year 1998.The Company also issued 1,100,000 shares of common stock to Stephanie Harnicher, an officer and a director of the Company, in consideration of a cash purchase for stock which she provided to the Company in calendar year 1998. The Company issued 900,000 shares of common stock to Robert

Carter an officer and director in consideration of cash purchase for stock which he provided to the Company in calendar year 1998. The Company issued 600,000 shares of common stock to Seymour Tatar an officer and director in consideration of cash purchase for stock which he provided to the Company in calendar year 1998. And The Company issued 300,000 shares of common stock to Jay Schapiro, an Officer and a director of the Company, in consideration of a cash purchase for stock which he provided to the Company in calendar year 1998. See Item 7 below, "Certain Relationships and Related

Transactions".

 The Company currently has no obligations to compensate any other of its executive officers or directors at this time but retains the right to do so as it sees fit. The Company is considering instituting an incentive stock option or stock bonus plan for its executive officers, but currently has no such plan in place. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees to date.

 <STRONG>ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.</STRONG>

On February 25, 1999 the Company issued a total of 4,000,000 shares of Common Stock of the company to the five founders and officers and directors for total of $200,000.00 in cash ($.05 per share):

NAME NUMBER OF TOTAL SHARES CONSIDERATION

----- ---------------------- ------------

John Chris Kirch 1,100,000 $55,000

Stephanie Harnicher 1,100,000 $55,000

Robert E. Carter 900,000 $45,000

Seymour Tatar 600,000 $30,000

Jay Schapiro 300,000 $15,000

$200,000

Between March 1, 1999 and March 28, 1999 the company sold an aggregate of 1,500,000 shares of its common stock to a total of 31 investors at a sales price of $.10 per share pursuant to an exemption from registration provided by Regulation D of Rule 504 promulgated under the Securities Act of 1933 as to which Notice of Sale on Form D was filed with the

Securities and Exchange Commission on March 8, 1999. These securities were sold for cash.

The increase from $.05 paid for common shares by founders and the $.10 purchase price for which shares were sold to outside investors is attributable to (1) the amount of capital the Company needed to raise to continue its operations, (2) the price which prospective investors indicated they would be willing to pay for shares, and (3) the fact that an agreement in principle had been reached related to the Furst acquisition,(which has since been canceled) but was an agreement which management believed at that time had the potential to significantly increase the long term worth of the Company's shares.

There were no underwriting discounts or commissions involved in the sale of these securities.

In the SEPTEMBER 30, 1999 AUDITED FINANIAL STATEMENT, NOTE 5 - RELATED PARTY TRANSACTIONS it

states during 1998 the Company borrowed $40,000 from John Chris Kirch an officer and shareholder, to pay administrative expenses. Subsequently in 1998 $23,800 was repaid to Mr. Kirch and in 1999 $16,200 was converted to paid in capital in excess of par value. As of September 30,1999 the Company has no outstanding loans.

<STRONG>ITEM 8. DESCRIPTION OF SECURITIES.</STRONG>

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share,

and 10,000,000 shares of Preferred Stock, par value $.001 per share. The following statements relating to the capital stock are summaries. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by the Certificate of Incorporation and the By-laws of the Corporation, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are,

fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.

Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the

Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

Under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. The Company has no present plans to issue any Preferred Stock.

The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

<STRONG>PART II</STRONG>

<STRONG>ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.</STRONG>

There is no trading market for the Company's Common Stock at present and there has been no trading market to date.

There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

(a) Market Price. The Company's Common Stock is not quoted at the present time.

(b) Holders. There are presently 36 holders of the Company's Common Stock, five of whom are officers and/or directors of the Company. The balance are independent investors.

(c) There are no outstanding warrants or options giving any person the right to acquire any shares of the Company, and none of its outstanding common shares are eligible to be sold under Rule 144. The Company intends to publicly offer common shares to raise investment capital, but no details of any such proposal have been agreed upon. There are no employee benefit or dividend reinvestment plans which could have a material effect on the market price, if any, of the

Company's common shares.

(d) Dividends. There are no restrictions that limit the ability to pay dividends on the Company's common stock. However,

the Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

<STRONG>ITEM 2. LEGAL PROCEEDINGS</STRONG>.

There is no litigation pending or threatened by or against the Company.

<STRONG>ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE.</STRONG>

The Company has not changed accountants since its formation and there are no disagreements with the Company's accountants.

<STRONG>ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.</STRONG>

On or about April 16, 1999 the Company sold 4,000,000 common shares to founders of the Company. The shares were sold without registration under the Securities Act of 1933 (the "Act"), as amended, in reliance on the exemption from registration provided by section 4(2) of the Act for transactions by an issuer not involving any public offering. Reliance on this exemption was based on the fact that (a) the purchasers were all founders of the Company who were fully aware of its business and financial posture and, therefore, not in need of the benefits of registration, (b) the shares were purchased for investment and not with a view to distribution, (c) the certificates representing the shares bear restrictive legends indicating that the shares have not been registered under the Act and cannont be resold without registration or the availability of an exemption to permit such sale without registration, and (d) stop transfer orders regarding the shares have been placed with the Company's transfer agent. The shares were sold for cash in the amount of $200,000. No underwriting commissions or discounts were paid in connection with the transactions. When originally issued, the registered owners of the shares were as follows:

NAME NUMBER OF CONSIDERATION

SHARES

John Chris Kirch 1,100,000 $55,000

Stephanie Harnicher 1,100,000 $55,000

Robert E. Carter 900,000 $45,000

Seymour Tatar 600,000 $30,000

Jay Schapiro 300,000 $15,000

All these purchaser continue to be officers and directors of the Company.

These original founders' shares are presently held by 41 stockholders as a result of transfers of small quantities of the stock to a number of friends and associates of the original purchasers, and substantial transfers to family members. The

Company has permitted these transfers without registration in reliance on the fact that (a) the shares retain their character as restricted securities under the definition of that phrase contained in paragraph (a)(3) of SEC Rule 144 of the act because they are shares which have been purchased by the issuer in a chain of transactions not involving any public offering, (b) no public distribution of the shares has been effected, (c) the certificates representing the share continue to bear restrictive legends, and (d) stop transfer instructions remain lodged against the certificates unless the Company is satisifed that transactional exemptions are available for any further transfers.

Additionally, between January 1, 1999 and March 30, 1999 the Company offered and sold 1,231,000 of its common shares to approximately 30 stockholders without registration under the Act in reliance on the exemption from registration provided by Rule 504 of Regulation D under the Act. All proceeds from these sales were received by the Company prior to

April 7, 1999. An opinion of the Company's counsel issued to Interwest Transfer Company, Inc. in connection with the issuance of certificates representing the shares sold in this offering, the Company met all the requirements of Rule 504 in connection with the offer and sale of these shares. The shares were offered for cash at an offering price of $.05 per share.

The shares were sold by officers and directors of the Company. No underwriting commissions or discounts were paid in connection with the distribution. The Company does not deem these shares to be "restricted securities".

At the present time there are 5,231,000 common shares of the Company outstanding in the hands of 52 stockholders. Four

Million of these shares are restricted securities. The balance of 1,231,000 shares are freely tradeable.

 <STRONG>ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.</STRONG>

The General Corporation Law of the State of Nevada provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action,

suit or proceeding. That law provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i)for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Nevada, or (iv) for any

transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision which provides for the indemnification of officers and directors of the Company to the full extent permissible under Nevada law. <BR>

<BR>



<STRONG>PART F/S</STRONG><BR>

<BR>



TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

SEPTEMBER 30, 1999 AND 1998 <BR>

<BR>

<BR>

<BR>



ROBISON, HILL & CO.

A PROFESSIONAL CORPORATION <BR>

<BR>

<BR>

<BR>



INDEPENDENT AUDITOR'S REPORT

Board of Directors

Txon International

Development Corporation

Salt Lake City, Utah

Board Members:

We have audited the accompanying balance sheet of Txon International Development Corporation (a development Stage

Company) as of September 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity,

and cash flows for the year ended September 30, 1999 and the period January 29,1998 (inception)to September 30, 1998 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of

Txon International Development Corporation (a development Stage Company), as of September 30, 1999 and 1998 and the

results of its operations, and its cash flows for the year ended September 30,1999 and the period January 29,1998

(inception) to September 30, 1998 then ended in conformity with generally accepted accounting principles. <BR>

<BR>



Respectfully submitted, <BR>

<BR>

<BR>

<BR>



Certified Public Accountants <BR>

<BR>



Salt Lake City, Utah

November 2, 1999 <BR>

<BR>



TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

BALANCE SHEET <BR>

<BR>

<BR>

<BR>



 September 30,

<TABLE BORDER="1" WIDTH="100%" CELLPADDING="5">

<TR><TD>ASSETS </TD>

<TD>

1999</TD>

<TD>1998</TD></TR>

<TR><TD>Cash in bank</TD>

<TD STYLE="text-align: RIGHT">$1,035</TD>

<TD STYLE="text-align: RIGHT">$83,468</TD></TR>

<TR><TD>Investments </TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">6,000</TD></TR>

<TR><TD> Total Assets </TD>

<TD STYLE="text-align: RIGHT">1,035 </TD>

<TD STYLE="text-align: RIGHT">89,468</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>LIABILITIES AND

STOCKHOLDERS' EQUITY</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Accounts payable</TD>

<TD STYLE="text-align: RIGHT">$ 86</TD>

<TD STYLE="text-align: RIGHT">$12,251</TD></TR>

<TR><TD>Accrued expenses</TD>

<TD STYLE="text-align: RIGHT">- </TD>

<TD STYLE="text-align: RIGHT">6,031</TD></TR>

<TR><TD>Accounts payable - officers</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">16,200</TD></TR>

<TR><TD>Total Liabilities </TD>

<TD STYLE="text-align: RIGHT">86 </TD>

<TD STYLE="text-align: RIGHT"> 34,482</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Stockholders' Equity</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Preferred stock (par value $0.00 1),

10,000,000 shares authorized, no

shares issued at September 30, 1999

and 1998 </TD>

<TD STYLE="text-align: RIGHT">- </TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD>Common stock (par value $0.001),

50,000,000 shares authorized, 5,23

1,000 and 2,200,000 shares issued at

September 30, 1999 and 1998 </TD>

<TD STYLE="text-align: RIGHT">5,231</TD>

<TD STYLE="text-align: RIGHT"> 2,200</TD></TR>

<TR><TD>Capital in excess of par value</TD>

<TD STYLE="text-align: RIGHT">357,484</TD>

<TD STYLE="text-align: RIGHT">107,800</TD></TR>

<TR><TD>Deficit accumulated during

development stage</TD>

<TD STYLE="text-align: RIGHT">(361,766)</TD>

<TD STYLE="text-align: RIGHT">(55,014)</TD></TR>

<TR><TD> Total Stockholders' Equity</TD>

<TD STYLE="text-align: RIGHT"> 949</TD>

<TD STYLE="text-align: RIGHT">54,986</TD></TR>

<TR><TD> Total Liabilities and

Stockholders' Equity </TD>

<TD STYLE="text-align: RIGHT">1,035</TD>

<TD STYLE="text-align: RIGHT">89,468</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<BR>

<BR>

The accompanying notes are an integral part of these financial statements.

2 <BR>

<BR>



TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

STATEMENT OF OPERATIONS <BR>

<BR>

<BR>

<BR>

<CENTER>

<TABLE STYLE="text-align: CENTER" BORDER="1" WIDTH="100%" CELLPADDING="5">

<TR><TD></TD>

<TD STYLE="text-align: CENTER">For the Year Ended

September 30, 1999 </TD>

<TD STYLE="text-align: CENTER">For the Period Ended

September 30, 1998</TD>

<TD STYLE="text-align: CENTER">Cumulative Since Inception

of Development Stage</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Revenues </TD>

<TD STYLE="text-align: RIGHT">$ -</TD>

<TD STYLE="text-align: RIGHT">$ -</TD>

<TD STYLE="text-align: RIGHT">$ -</TD></TR>

<TR><TD>Expenses:</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Selling, general and

administrative expenses</TD>

<TD STYLE="text-align: RIGHT">306,752</TD>

<TD STYLE="text-align: RIGHT"> 55,014</TD>

<TD STYLE="text-align: RIGHT"> 306,840</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Operating Loss</TD>

<TD STYLE="text-align: RIGHT">(306,752)</TD>

<TD STYLE="text-align: RIGHT"> (55,014)</TD>

<TD STYLE="text-align: RIGHT">(306,840)</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Other income (expense):</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD> Interest expense</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Loss before taxes</TD>

<TD STYLE="text-align: RIGHT">(306,752)</TD>

<TD STYLE="text-align: RIGHT">(55,014)</TD>

<TD STYLE="text-align: RIGHT">(306,840)</TD></TR>

<TR><TD>Income taxes</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD> Net Loss</TD>

<TD STYLE="text-align: RIGHT">(306,752)</TD>

<TD STYLE="text-align: RIGHT">(55,014)</TD>

<TD STYLE="text-align: RIGHT">(106,940)</TD></TR>

<TR><TD>Basic per Share Amounts</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Net Income (Loss) </TD>

<TD STYLE="text-align: RIGHT">$ (.08)</TD>

<TD STYLE="text-align: RIGHT">$ (.06)</TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Weighted Average Shares

Outstanding </TD>

<TD STYLE="text-align: RIGHT">3,715,500</TD>

<TD STYLE="text-align: RIGHT">854,144</TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

</CENTER>

The accompanying nots are an integral part of these financial statements.

3

TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY <BR>

<BR>

<BR>

<BR>

<TABLE BORDER="1" WIDTH="99%" CELLPADDING="5">

<TR><TD></TD>

<TD>Preferred

Stock</TD>

<TD>Common

Stock to Be

Issued</TD>

<TD>Common stock

Shares</TD>

<TD>Common

Stock Amount</TD>

<TD>Excess of Par

Value</TD>

<TD>Deficit

Accumulated

During

Development

Stage</TD></TR>

<TR><TD>Stock issued

in exchange

for cash</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT">2,200,000</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">2,220</TD>

<TD STYLE="text-align: RIGHT">107,800</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD>Net Loss</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">(55,014.)</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Balance

September 30,

1998</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">2,200,000</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">2,220</TD>

<TD STYLE="text-align: RIGHT">107,800</TD>

<TD STYLE="text-align: RIGHT">(55,014.)</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Stock Issued</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">(2,200,000)</TD>

<TD STYLE="text-align: RIGHT">2,200,000</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD>Stock Issued

in exchange

for cash</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">3,031,000</TD>

<TD STYLE="text-align: RIGHT">3,031</TD>

<TD STYLE="text-align: RIGHT">210,069</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD>Contributed

Capital</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">39,615</TD>

<TD STYLE="text-align: RIGHT">-</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Net Loss</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">(306,752.)</TD></TR>

<TR><TD></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD>Balance

September 30,

1999</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">5,231,000</TD>

<TD STYLE="text-align: RIGHT">5,231</TD>

<TD STYLE="text-align: RIGHT">357,484</TD>

<TD STYLE="text-align: RIGHT">(361,766)</TD></TR>

<BR>

<BR>

<BR>

<BR>

TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS

<CENTER>

<TABLE STYLE="text-align: CENTER" BORDER="1" WIDTH="100%" CELLPADDING="5">

<TR><TD></TD>

<TD STYLE="text-align: CENTER">For the Year Ended

September 30, 1999</TD>

<TD STYLE="text-align: CENTER">For the Period Ended

September 30, 1998</TD>

<TD STYLE="text-align: CENTER">Cumulative Since Inception

of Development Stage</TD></TR>

<TR><TD>Cash Flows from Operating

Activities:</TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD></TR>

<TR><TD> Cash paid to suppliers and

employees</TD>

<TD STYLE="text-align: RIGHT">318,948</TD>

<TD STYLE="text-align: RIGHT">20,532</TD>

<TD STYLE="text-align: RIGHT">339,480</TD></TR>

<TR><TD> Net Cash used in

operating activities</TD>

<TD STYLE="text-align: RIGHT">(318,948)</TD>

<TD STYLE="text-align: RIGHT">(20,532)</TD>

<TD STYLE="text-align: RIGHT">(339,480)</TD></TR>

<TR><TD>Cash Flows from Investing

Activities:</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD> Investment in deferred

development costs</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">(6,000)</TD>

<TD STYLE="text-align: RIGHT">(6,000)</TD></TR>

<TR><TD> Net Cash used by

investing activities</TD>

<TD STYLE="text-align: RIGHT">-</TD>

<TD STYLE="text-align: RIGHT">(6,000)</TD>

<TD STYLE="text-align: RIGHT">(6,000)</TD></TR>

<TR><TD>Cash Flows from Financing

Activities:</TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD>

<TD STYLE="text-align: RIGHT"></TD></TR>

<TR><TD> Proceeds From Common

stock</TD>

<TD STYLE="text-align: RIGHT">213,100</TD>

<TD STYLE="text-align: RIGHT">110,000</TD>

<TD STYLE="text-align: RIGHT">323,100</TD></TR>

<TR><TD> Contributed capital from

officers </TD>

<TD STYLE="text-align: CENTER">23,415</TD>

<TD STYLE="text-align: CENTER">-</TD>

<TD STYLE="text-align: CENTER">23,415</TD></TR>

<TR><TD> Net cash provided by

financing activities</TD>

<TD STYLE="text-align: CENTER">236,515</TD>

<TD STYLE="text-align: CENTER">110,000</TD>

<TD STYLE="text-align: CENTER">346,515</TD></TR>

<TR><TD>Net Change in cash and

cash equivalents</TD>

<TD STYLE="text-align: CENTER">(82,433)</TD>

<TD STYLE="text-align: CENTER">83,468</TD>

<TD STYLE="text-align: CENTER">1,035</TD></TR>

<TR><TD>Cash and cash equivalents

at Beginning of year</TD>

<TD STYLE="text-align: CENTER">83,468</TD>

<TD STYLE="text-align: CENTER">-</TD>

<TD STYLE="text-align: CENTER">-</TD></TR>

<TR><TD>Cash and Cash Equivalents

at end of year</TD>

<TD STYLE="text-align: CENTER">1,035</TD>

<TD STYLE="text-align: CENTER">83,468</TD>

<TD STYLE="text-align: CENTER">1,035</TD></TR>

<TR><TD>Reconciliation of Net Loss

to Net Cash Used in

Operating Activities:</TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD></TR>

<TR><TD>Net Loss</TD>

<TD STYLE="text-align: CENTER">(306,752)</TD>

<TD STYLE="text-align: CENTER">(55,014)</TD>

<TD STYLE="text-align: CENTER">(361,766)</TD></TR>

<TR><TD>Adjustments used to

reconcile net loss to Net

Cash used in Operating

Activities:</TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD>

<TD STYLE="text-align: CENTER"></TD></TR>

<TR><TD>Loss on Investments</TD>

<TD STYLE="text-align: CENTER">6,000</TD>

<TD STYLE="text-align: CENTER">-</TD>

<TD STYLE="text-align: CENTER">6,000</TD></TR>

<TR><TD>Increase (Decrease) in

accounts payable</TD>

<TD STYLE="text-align: CENTER">(12,165)</TD>

<TD STYLE="text-align: CENTER">12,251</TD>

<TD STYLE="text-align: CENTER">86</TD></TR>

<TR><TD>Increase (Decrease) un

accrued payable</TD>

<TD STYLE="text-align: CENTER">(6,031)</TD>

<TD STYLE="text-align: CENTER">6,031</TD>

<TD STYLE="text-align: CENTER">-</TD></TR>

<TR><TD>Increase in accounts

payable - officers</TD>

<TD STYLE="text-align: CENTER">-</TD>

<TD STYLE="text-align: CENTER">16,200</TD>

<TD STYLE="text-align: CENTER">16,200</TD></TR>

<TR><TD>Net Cash used in operating

activities</TD>

<TD STYLE="text-align: CENTER">(318,948)</TD>

<TD STYLE="text-align: CENTER">(20,532)</TD>

<TD STYLE="text-align: CENTER">(339,480)</TD></TR>

</CENTER>

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

Shareholders advances $16,200 were converted to Capital in Excess of Par Value.

TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

<BR WP="BR1"><BR WP="BR2">

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30,1999 AND 1998 <BR>

<BR>



NOTE I - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies for Txon International Development Corporation is presented to assist in understanding the Company' financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

The Company was incorporated under the laws of the state of Nevada on January 29, 1998 as Weston International

Development Corporation. On July 28, 1998 the name of the Company was changed to Txon International Development

Corporation. The primary business of the Company is the acquisition, development, construction and operation of real properties. The Company is in the development stage since January 29, 1998 (inception) and has not commenced planned principal operations.

Nature of Business

The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Cash Equivalents

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. <BR>

<BR>



6 <BR>

<BR>

<BR>

<BR>



TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30,1999 AND 1998

(Continued) <BR>

<BR>



NOTE I - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits. <BR>

<BR>



Net Loss per Common Share <BR>

<BR>



There are no outstanding common stock equivalents for 1999 and 1998 and are thus not considered.

The reconciliations of the numerators and denominators of the basic EPS computations are as follows: <BR>

<BR>



1999

<CENTER>

<TABLE STYLE="text-align: CENTER" BORDER="1" WIDTH="100%" CELLPADDING="5">

<TR><TD></TD>

<TD>Loss (numerator</TD>

<TD>Number of Shares

(denominator)</TD>

<TD>Loss Per Share</TD></TR>

<TR><TD></TD>

<TD></TD>

<TD></TD>

<TD></TD></TR>

<TR><TD>Loss to Common

Stockholders</TD>

<TD>(306,752)</TD>

<TD>3,715,500</TD>

<TD>(0.08)</TD></TR>

</CENTER>

1998

<TABLE BORDER="1" WIDTH="100%" CELLPADDING="5">

<TR><TD></TD>

<TD>Loss (numerator</TD>

<TD>Number of Shares

(denominator)</TD>

<TD>Loss Per Share</TD></TR>

<TR><TD></TD>

<TD></TD>

<TD></TD>

<TD></TD></TR>

<TR><TD>Loss to Common

Stockholders</TD>

<TD>(55,014)</TD>

<TD>854,144</TD>

<TD>(0.06)</TD></TR>

<BR>

<BR>

<BR>

<BR>

<BR>

<BR>

7 <BR>

<BR>



TXON INTERNATIONAL DEVELOPMENT CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30,1999 AND 1998

(Continued) <BR>

<BR>



NOTE 2 - INCOME TAXES <BR>

<BR>



The Company has accumulated tax losses estimated at $360,000 expiring in years beginning 2013. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. The amount of net operating loss carryforward available to offset future taxable income will be limited if there is a substantial change in ownership. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the net operating loss carry forward, the Company established a valuation allowance for the entire net deferred income tax asset as of September 30, 1999. <BR>

<BR>



NOTE 3 - DEVELOPMENT STAGE <BR>

<BR>



The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage. <BR>

<BR>



NOTE 4 - COMMITMENTS <BR>

<BR>



As of September 30, 1999 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities. <BR>

<BR>



NOTE 5 - RELATED PARTY TRANSACTIONS <BR>

<BR>



During 1998 the Company borrowed $40,000 from an officer and shareholder to pay administrative expenses. During

1998,$23,800 was repaid. During 1999, the remaining $16,200 was converted to contributed capital. As of September 30,

1999, the principal owing is $0 . <BR>

<BR>



During 1998 the Company paid $3,000 to an officer for rent of office space. <BR>

<BR>



8 <BR>

<BR>



<STRONG>PART III</STRONG>

Exhibits

3.(i) Articles of Incorporation

3.(ii) By-Laws

10 Business Sales Agreement

<STRONG>SIGNATURES</STRONG>

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

TXON INTERNATIONAL DEVELOPMENT CORPORATION.

By: /s/ Stephanie Harnicher

Stephanie Harnicher, President

&lt;/TEXT&gt;

&lt;/DOCUMENT&gt;

&lt;DOCUMENT&gt;

&lt;TYPE&gt;EX-3.(i)

&lt;DESCRIPTION&gt; ARTICLES OF INCORPORATION

&lt;TEXT&gt;

EXHIBIT 3

Articles of Incorporation

of

TXON

INTERNATIONAL DEVELOPMENT CORPORATION

Txon International Development Corporation. filed its original Certificate of Incorporation with the Nevada Secretary of

State on January 28, 1998. This Certificate of Incorporation as contained herein has been duly adopted in accordance with the General Corporation Law of Nevada.

ARTICLE I

Name

The name of this corporation is Txon International Development Corporation. (the "Corporation").

ARTICLE II

Registered Office and Agent

The street address of the registered office and agent of the Corporation in the State of Nevada is 3230 East Flamingo Road

Suite #156, Las Vegas, NV 89121.

The name of the registered agent of the Corporation at that address is Gateway Enterprises.

ARTICLE III

Mailing Address

The mailing address of the Corporation is 6322 South 300 East, Suite 320, Salt Lake City, UT 84121.

ARTICLE IV

Duration

This Corporation shall exist perpetually.

ARTICLE V

Purpose

The purpose or purposes of the Corporation are:

(1) To conduct any lawful business, to exercise any lawful purpose and power, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Nevada; and

(2) In general, to possess and exercise all the powers and privileges granted by the General Corporation Law of Nevada or any other law of Nevada or by this Certificate of Incorporation together with any power incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE VI

Capital Stock

The maximum number of shares of capital stock which this Corporation shall have authority to issue is Sixty Million

(60,000,000), Consisting of Fifty Million (50,000,000) shares of Common Stock, $.001 par value, and Ten Million

(10,000,000) shares of Preferred Stock at $.001 par value. The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are as follows:

SECTION 1. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. All shares of

Preferred Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed and determined by the Board of Directors as hereinafter provided, and

each share of each series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. The preferred stock shall have voting rights of 100 to 1 per share over the voting rights of common stock.

The Board of Directors hereby is authorized to cause such shares to be issued in one or more classes or series and with respect to each such class or series to fix and determine the designation, powers, preferences and rights of the shares of each such series and the qualifications, imitations or restrictions thereof.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(1) the number of shares constituting a series, the distinctive designation of a series and the stated value of a series, if different from the par value;

(2) whether the shares or a series are entitled to any fixed or determinable dividends, the dividend rate (if any) on such shares, whether the dividends are cumulative and the relative rights or priority of dividends on shares of that series;

(3) whether a series has voting rights in addition to the voting rights provided by law and the terms and conditions of such voting rights; including 100 to 1 voting rights per share over the voting rights of common stock.

(4) whether a series will have or receive conversion or exchange privileges and the terms and conditions of such conversion or exchange privileges;

(5) whether the shares of a series are redeemable and the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to he redeemed, the date or dates on or after which the shares in the series will be redeemable and the amount payable in case of redemption;

(6) whether a series will have a sinking fund for the redemption or purchase of the shares in the series and the terms and the amount of such sinking fund;

(7) the right of a series to the benefit of conditions and restrictions on the creation of indebtedness of the Corporation or any subsidiary, on the issuance of any additional capital stock (including additional shares of such series or any other series), on the payment of dividends or the making of other distributions on any outstanding stock of the Corporation and the purchase, redemption or other acquisition by the Corporation, or any subsidiary, of any outstanding stock of the

Corporation;

(8) the rights of a series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation and the relative rights of priority of payment of a series; and

(9) any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of such series.

Dividends on outstanding shares of Preferred Stock shall be paid or set apart for payment before any dividends shall be paid or declared or set apart for payment on the Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any, payable with respect thereto).

SECTION 2. Common Stock - General Provisions. The Common Stock shall be subject to the express terms of the

Preferred Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common

Stock, except as otherwise provided herein or required by law. Shares of Common Stock authorized hereby shall not be subject to preemptive rights. The holders of shares of Common Stock now or hereafter outstanding shall have no preemptive right to purchase or have offered to them for purchase any of such authorized but unissued shares, or any shares of

Preferred Stock, Common Stock or other equity securities issued or to be issued by the Company. Subject to the preferential and other dividend rights applicable to Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared on the Common Stock by the

Board of Directors at any time or from time to time out of any funds legally available therefor.

In the event of any voluntary or involuntary liquidation, distribution or winding up of the Corporation, after distribution in full of the preferential or other amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

SECTION 3. Common Stock - Other Provisions.

(a) Voting Rights. The shares of Common Stock shall have the following voting rights:

(1) Each share of Common Stock shall entitle the holder thereof to one vote upon all matters upon which stockholders have the right to vote. Except as otherwise required by applicable law, the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or, if any holders of shares of

Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of shares of Preferred Stock).

(b) Dividends and Distributions. Except as otherwise provided in this Certificate of Incorporation, holders of Common

Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; provided, however that in no event may the rate of any dividend payable on outstanding shares of any class of

Common Stock be greater than the dividend rate payable on outstanding shares of the other class of Common Stock. All dividends and distributions on the Common Stock payable in stock of the Corporation shall be made in shares of Common

Stock. In no event will shares of Common Stock be split, divided or combined unless the outstanding shares of the

Common Stock shall be proportionately split, divided or combined.

(c) Options, Rights or Warrants. The Corporation may make offerings of options, rights or warrants to subscribe for shares of capital stock to all holders of Common Stock if an identical offering is made simultaneously to all the holders of stock.

All such offerings of options, rights or warrants shall offer the respective holders of Common Stock the right to subscribe at the same rate per share.

ARTICLE VII

Board of Directors

SECTION 1. Number and Terms. The number of directors which shall constitute the whole Board of Directors shall be determined in the manner provided in the Bylaws of the Corporation. The Board of Directors shall be as nearly equal in number as possible. The initial directors shall hold office for a term expiring at the next succeeding annual meeting of stockholders and until election of their respective successors.

SECTION 2. Vacancies. Any vacancy on the Board of Directors, whether arising through death, resignation or removal of a director or through an increase in the number of directors of any class, shall be filled by a majority vote of all remaining directors. The term of office of any director elected to fill such a vacancy shall expire at the expiration of the term of office of directors in which the vacancy occurred.

SECTION 3. Other Provisions. Notwithstanding any other provision of this Article VII, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock or other securities of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the term of office, the filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and unless the terms of this Certificate of Incorporation expressly provide otherwise, such directorship shall be in addition to the number of directors provided in the Bylaws and such directors shall not be classified. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Bylaws

The power to adopt, alter, amend or repeal the Bylaws of the Corporation shall be vested in the Board of Directors. The stockholders of the Corporation may adopt, amend or repeal the Bylaws of the Corporation only by the affirmative vote of holders of at least 66 2/3% of the combined voting power of the then outstanding shares of stock of all classes and series of the Corporation entitled to vote generally on matters requiring the approval of stockholders (the "Voting Stock").

ARTICLE IX

Stockholder Meetings

Any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly called and noticed meeting of stockholders and may not be taken by consent in writing, unless such action requiring or permitting stockholder approval is approved by a majority of the directors then i44n office. An action required or permitted to be taken by the stockholders which has been approved by a majority of the directors may be taken by consent in writing if the consent is signed by the record holders of no less than the Voting Stock that would otherwise be required for approval of such action.

ARTICLE X

Amendments

The provisions set forth in Articles VI, VII, VIII and IX and in this Article X may not he repealed, rescinded, altered or amended, and no other provision may be adopted which is inconsistent therewith or impairs in any way the operation or effect thereof, except by the affirmative vote of holders of not less than 66 2/3% of the Voting Stock.

Consistent with the preceding sentence, the corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation as prescribed by applicable law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed in its corporate name this 28th day of January, 1998.

As approved and adopted by the Board of Directors as of January 28, 1998.

&lt;/TEXT&gt;

&lt;/DOCUMENT&gt;

&lt;DOCUMENT&gt;

&lt;TYPE&gt;EX-3.(ii)

&lt;DESCRIPTION&gt; BY-LAWS

&lt;TEXT&gt;

BY-LAWS

of

TXON

INTERNATIONAL DEVELOPMENT CORPORATION

ARTICLE I

Meetings of Shareholders

SECTION 1. Annual Meeting. The annual meeting of the shareholders of this Corporation for the election of directors and for the transaction of any proper business shall be held at the time and place designated by the Board of Directors (the

"Board") of the Corporation. The annual meeting shall be held within 4 months after the close of the Corporation's fiscal year.

SECTION 2. Special Meetings. Special meetings of the shareholders shall be held when called by the Chief Executive

Officer or by a majority of the Board of Directors. Special meetings may not be called by any other person.

Written notice of a special meeting pursuant to Section 4 herein shall be given to all stock holders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. Each such special meeting shall be held at such date and time as requested by the person or persons calling the meeting within the limits fixed by law. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

SECTION 3. Place. Meetings of shareholders may be held in the State of Nevada or outside the State of Nevada.

SECTION 4. Notice. Written notice stating the place, date and time of the meeting and, in the case of a special meeting,

the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be effective when deposited in the United States mail addressed to the shareholder at his address as it appears on the

Corporation's current record of shareholders.

SECTION 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, the adjournment is for more than 30 days,

or if, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 herein to each shareholder of record on the new record date entitled to vote at such meeting.

SECTION 6. Notice of Shareholder Business and Nominations. Except as may otherwise be provided herein, or in the

Certificate of Incorporation in connection with rights to electing directors under specific circumstances which may be granted to the holders of any series of Preferred Stock, nominations for the election of directors and the proposal of business to be considered by the shareholders may be made by the Board or any shareholder of record entitled to vote at the meeting and who complies with the notice procedures set forth in this by-law.

For nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for shareholder action. Except as otherwise

provided by applicable law, to be timely, a shareholder's notice must be delivered to the Secretary of the Corporation at the

Corporation's principal executive offices not later than the close of business on the 60th day, nor earlier than the close of business on the 90th day, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by the shareholder must he so delivered not earlier than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is made by the Corporation.

In no event shall public announcement of an adjournment of an annual meeting commence a new time period for giving of a shareholder's notice as described above.

Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election to the Board of Directors, all information relative to such person required to be disclosed in solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statements as a nominee and to serving as a director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made; and (c)

as to the shareholder giving notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i)

the name and address of such shareholder, as they appear on the Corporation's books and of such beneficial owned and (ii)

the class and number of shares of the Corporation which are owned beneficially and of record by such shareholder and beneficial owner. Notice of nominations which are proposed by the Board shall be given by the Chairman, the President or the Secretary of the Corporation on behalf of the Board.

The chairperson of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

SECTION 7. Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than 60 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at an annual or special meeting of shareholders, or shareholders entitled to receive payment of a distribution, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting. A new record date must be fixed if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

SECTION 8. Voting Record. The officers or agent having charge of the stock transfer books for shares of the Corporation shall make, at least 10 days before each meeting of shareholders, a complete alphabetical list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged by voting group with the address of and the number and class and series, any, of shares held by each. The list, for a period of 10 days prior to such meeting, shall be available for inspection at the principal office of the Corporation, or at the office of the transfer agent or registrar of the Corporation or at a place identified in the meeting notice in the city where the meeting will be held. Upon written demand to the

Corporation, any shareholder or his agent or attorney shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder or his agent or attorney at any time during the meeting.

If the requirements of this section have not been substantially complied with, the meeting, on demand of any shareholder in person or by proxy, shall be adjourned until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

SECTION 9. Shareholder Quorum and Voting. A majority of all then outstanding shares of voting stock entitled to vote,

represented in person or by proxy, shall constitute a Quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law or by the Certificate of

Incorporation.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

SECTION 10. Voting of Shares. Each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Holders of Common Stock shall be entitled to vote for the election of directors or on any matter presented to the shareholders. Shares of stock of this Corporation owned directly or indirectly by another corporation the majority of the voting stock of which is owned, directly or indirectly, by this Corporation are not entitled to vote, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder or the shareholder's attorney in fact may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of votes represented by the shares owned by him for as many persons as there aredirectors to be elected at that time and for whose election he has a right to vote.

Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the by-laws of the corporate shareholder; or, in the absence of any applicable by-law, by such person as the board of directors of the corporate shareholder may designate.

Proof of such designation may be made by presentation of a certified copy of the by-laws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares held by an administrator, executor, guardian, personal representative, or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name or the name of his nominee.

Shares held by or under the control of a receiver, trustee in bankruptcy proceedings or an assignee for the benefit of creditors, may be voted by such receiver, trustee or assignee, without the transfer thereof into the name of such receiver,

trustee or assignee.

A shareholder whose shares are Pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank, trust company or other financial institution,

with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

SECTION 11. Written Consent of Shareholders. Any action required or permitted to be taken by the shareholders of the

Corporation must be effected at a duly called annual or special meeting of the shareholders, unless such action is approved by a majority of the Board of Directors. In the event of such approval, such action may be taken without a meeting,

without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted, provided that all requirements of law and the Certificate of Incorporation have been satisfied. To be effective, the executed written consent of the shareholders must be delivered to the Corporation within 60 days of the date the earliest written consent is received by the Corporation.

If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote thereon.

After obtaining such authorization by written consent, notice shall promptly be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissention there from to be paid the fair value of their shares upon compliance with further provisions of the law regarding the rights of dissenting shareholders.

SECTION 12. Waiver of Notice of meetings of Shareholders. Notice of a meeting of the shareholders need not be given to any shareholder who signs a Waiver of Notice either before or after the meeting. Attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, the manner in which it has been called or convened, or the matters considered at a meeting, except when a shareholder states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened, or except when a shareholder objects to considering a particular matter that is not within the purposes described in the meeting notice.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written Waiver of Notice of such meeting.

ARTICLE II

Directors

SECTION 1. Function. All corporate powers shall he exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of the Board of Directors.

SECTION 2. Qualification. Directors must be natural persons who are 18 years of age or older, but need not be residents of this state or shareholders of this Corporation.

SECTION 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

SECTION 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

(c) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the

Certificate of Incorporation or the By-laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

In discharging his duties, a director may consider such factors as the director deems relevant, including the long term prospects and interests of the Corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the Corporation or its subsidiaries, the communities and society inn which the Corporation or its subsidiaries operate, and the economy of the state and the nation.

A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

SECTION 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (a) he objects at the beginning of the meeting (or promptly upon his arrival) to holding it or transacting specified business at the Meeting; or (b) he votes against such action or abstains from voting in respect thereto.

SECTION 6. Number. Except as may otherwise be provided pursuant to the Certificate of Incorporation in connection with rights to elect directors which may be granted to the holders of any series of Preferred Stock, the number of directors which shall constitute the whole Board shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board of Directors. At each annual meeting of shareholders, commencing with the 1997 annual meeting, (I)

directors elected to succeed those directors whose terms shall expire shall be elected for a term of office to expire at the succeeding annual meeting of shareholders after their election, each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

SECTION 7. Election of Directors. Except as may otherwise be provided pursuant to the Certificate of Incorporation in connection with the rights to elect directors under specified circumstances which may be granted to the holders of any series of Preferred Stock, and except as otherwise provided pursuant to Section 8 of this Article II, directors shall be elected by shareholders of the Corporation. Except as otherwise provided by applicable law, at each election the persons receiving the greatest number of votes, up to the number of directors then to be elected, shall be the persons then elected.

Each director shall serve until his or her successor is elected and qualified or until his or her death, resignation or removal.

The election of directors is subject to any provisions relating thereto contained in the Certificate of Incorporation.

SECTION 8. Vacancies. Except as may otherwise be provided pursuant to the Certificate of Incorporation in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any series of

Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the

Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 9. Resignation of Directors. Any director of the Corporation may resign at any time by giving written notice to the Chairman of the Board or to the Secretary of the Corporation. The resignation of any director shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 10. Removal of Directors. Subject to the right to elect directors under specified circumstances which may be granted pursuant to the Certificate of Incorporation to the holders of any series of Preferred Stock and unless otherwise provided by law, any director may be removed from office without cause only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of voting stock, voting together as a single class.

SECTION 11. Quorum and Voting. A majority of the number of directors fixed by these By-laws or by resolution of the

Board of Directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes,

approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

(a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes,

approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize,

approve or ratify such contract or transaction by vote or written consent; or

(c) the contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of

Directors of a committee thereof which authorizes, approves or ratifies such contract or transaction.

SECTION 13. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full

Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of

Directors, except that no committee shall have the authority to:

(a) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;

(b) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(c) fill vacancies on the Board of Directors or any committee thereof;

(d) adopt, amend or repeal these By-laws or the Certificate of Incorporation;

(e) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors;

(f) adopt an agreement of merger or consolidation; or

(g) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund,

conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the office of the Secretary of State.

The Board of Directors, by resolution adopted in accordance with this section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

SECTION 14. Changes in Committees; Resignations, Removals and Vacancies. The Board of Directors shall have power at any time to change or remove the members of, to fill vacancies in, and to discharge any committee created pursuant to these By-laws, either with or without cause. Any member of any such committee may resign at any time by giving written notice to the Board or the Chairman of the Board or the Secretary. Such resignation shall take effect upon receipt of such notice or at any later time specified therein; and unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective. Any vacancy in any committee, whether arising from death, resignation, an increase in the number of committee members or any other cause, shall be filled by the Board of Directors in the manner prescribed in these By-laws for the original appointment of the members of such committee.

SECTION 15. Place of Meetings. Regular and special meetings by the Board of Directors may be held within or without the State of Nevada. <BR>



SECTION 16. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held at times and places specified by the Board of Directors without notice of the date, time, place or purpose of the meeting. Written notice of the date, time and place of special meetings of the Board of Directors shall be given to each director at least 2 days before the meeting. The notice need not describe the purpose of the special meeting. In addition to any other regular meetings, a regular meeting of the Board of Directors shall be held, without other notice than this by-law, immediately after and at the same place as the annual meeting of shareholders. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting.

Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened,

except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting is announced at the time of the adjournment, to the other directors.

Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation, or by

any two directors.

Members of the Board of Directors may participate in meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 17. Action Without a Meeting. Any action required to be taken at a meeting of the directors of the Corporation,

or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action to be taken, signed by all of the directors, or all the members of the committee,

as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote and may be described as such in any document.

SECTION 18. Advisory Directors. The Board of Directors shall have the authority to elect a board of outside directors consisting of multiple members, which number can be increased or decreased by a vote of the shareholders. The outside directors shall not be shareholders or officers of the Corporation, and shall not have voting powers, but rather are to act in the capacity of consulting and advising the Board of Directors at their invitation.

ARTICLE III

Officers

SECTION 1. Officers. The officers of this Corporation shall consist of a President, Chairman of the Board, a Secretary and

a Treasurer, each of whom shall be elected by the Board of Directors, and shall serve until their successors are chosen and qualify. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time.

Any two or more offices may be held by the same person. The failure to elect a President, Chairman of the Board,

Secretary or Treasurer shall not affect the existence of this Corporation.

SECTION 2. Duties. The officers of this Corporation shall have the following duties:

The Chairman shall be the chief executive of the Corporation overseeing all management and directors and shall preside at all meetings of the shareholders, unless a Chairman of the Board of Directors has been elected and is present, and shall preside at all meetings of the Board of Directors. The President shall be the chief operating officer of the Corporation and shall have general and active management of the business and affairs of the Corporation subject to the directions of the

Board of Directors, The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors.

The Secretary shall have custody of, and maintain, all the corporate records except the financial records. He or she shall have the authority to execute any and all documents in connection with intellectual property matters, including, but not limited to, Powers of Attorney, Appointment of Resident

Agent forms and any other documents which are required in connection with the intellectual property matters of the

Corporation, and shall prepare the minutes of all meetings of the shareholders and Board of Directors, shall authenticate records of the Corporation; shall send all notices of meetings out, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of

Directors or the President.

SECTION 3. Removal of officers. Any Officer or agent elected or appointed by the Board of Directors may be removed by the Board at any time with or without cause.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 4. Resignation of Officers. An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

ARTICLE IV

Stock Certificates

SECTION 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate, representing all shares to which he is entitled. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation, including cash, promissory notes, services performed,

promises to perform services evidenced by a written contract, or other securities of the Corporation.

Before the Corporation issues shares, the Board of Directors must determine that the consideration received for shares to be issued is adequate.

The determination by the Board of Directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and nonassessable. When it cannot be determined that outstanding shares are fully paid and nonassessable, there shall be a conclusive presumption that such shares are fully paid and nonassessable if the Board of Directors makes a good faith determination that there is no substantial evidence that the full consideration for such shares has not been paid.

When the Corporation receives the consideration for which the Board of Directors authorized the issuance of shares, the shares issued therefor are fully paid and nonassessable. Consideration in the form of a promise to pay money or a promise to perform services is received by the Corporation at the time of the making of the promise unless the agreement specifically provides otherwise.

SECTION 2. Form. Certificates representing shares in this Corporation shall be signed by the President or any vice president and the Secretary or any assistant secretary and may be sealed with the seal of this Corporation or a facsimile thereof . The signatures of the President or any vice president and the Secretary or any assistant secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

If this Corporation is authorized to issue shares of more than one class or more than one series of any class, every certificate representing shares issued by this Corporation shall set forth or fairly summarize upon the face or back of the certificate, or shall state that the Corporation will furnish any shareholder upon request and without charge a full statement of the designations preferences, limitations and relative rights of the shares of each class or series authorized to be issued,

and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine relative rights and preferences of subsequent series.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of the State of Nevada, the name of the person or persons to whom issued; the number and class of shares; and the designation of the series, if any, which such certificate represents.

SECTION 3. Transfer of Stock. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the

Secretary of the Corporation, and on surrender for cancellation of the certificate of such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

SECTION 4. Lost, Stolen, or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b)requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the Corporation may direct to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE V

Contracts, Loans, Checks and Deposits

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents, of the

Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI

Books and Records

SECTION 1. Books and Records. The Corporation shall keep as permanent records, in accordance with applicable law,

minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or

Board of Directors without a meeting, a record of all actions taken by a committee of the Board of Directors in place of the

Board of Directors on behalf of the Corporation, and such books or records and accounts as may be necessary for the proper conduct of the business of the Corporation.

SECTION 2. Inspection of Books and Records. The Board of Directors and, unless otherwise specified by the Board, the

Chairman of the Board and the President shall, subject to applicable law, have the sole power to determine from time to time whether and to what extent and at what times and places and under what conditions and regulations the accounts,

books and records of the Corporation, or any of them, shall be open to the inspection of the shareholders and, except as specifically conferred by law, no shareholder shall have, any right to inspect any account, book, record or document of the

Corporation, unless and until authorized to do so by the Board or, unless otherwise specified by the Board, by order of the

Chairman of the Board or by the President.

ARTICLE VII

Distributions, Share Dividends and Share Options

SECTION 1. Distributions. The Board of Directors of this Corporation may, from time to time, authorize and the

Corporation may pay distributions to the shareholders. A distribution is a direct or indirect transfer of money or other property (except the Corporation's own shares) or incurrence of indebtedness by the Corporation to or for the benefit of the shareholders in respect of any of its shares. A distribution may be in the form of a declaration or payment of a dividend; a purchase, redemption, or other acquisition of shares; a distribution of indebtedness; or otherwise.

No distribution may be made if, after giving it effect:

(a) the Corporation would not be able to pay its debts as they become due in the usual course of business; or

(b) the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

If the Board of Directors does not fix the record date for determining shareholders entitled to a distribution (other than one involving a purchase, redemption, or other acquisition of the Corporation's shares), it is the date the Board of Directors authorizes the distribution. The Board of Directors may base a determination that a distribution is not prohibited either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances. In the case of any distribution based upon such a valuation, each such distribution shall be identified as a distribution based upon current valuation of assets, and the amount per share paid on the basis of such valuation shall be disclosed to the shareholders concurrent with their receipt of the distribution.

SECTION 2. Share Dividends. Unless the Certificate of Incorporation provides otherwise, shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series. An issuance of shares under this section is a share dividend.

Shares of one class or series may not be issued as a share dividend in respect of shares if another class or series unless:

(a) the Certificate of Incorporation so authorizes;

(b) a majority of the votes entitled to be cast the class or series to be issued approves the issue; or

(c) there are no outstanding shares of the class or series to be issued.

If the Board of Directors does not fix the record date for determining shareholders entitled to a share dividend, it is the date the Board of Directors authorizes the share dividend.

SECTION 3. Share Options. Unless the Certificate of Incorporation provides otherwise, the Corporation may issue rights,

options or warrants for the purchase of its shares. The Board of Directors shall determine the terms upon which the rights,

options or warrants are issued, their form and content, and the consideration for which the shares are to be issued.

The terms and conditions of stock rights and options which are created and issued by the Corporation, or its successor, and which entitle the holders thereof to purchase from the Corporation shares of any class or classes, whether authorized but unissued shares, treasury shares or shares to be purchased or acquired by the Corporation, may include restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons,

including any person or persons owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the Corporation, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

ARTICLE VIII

Corporate Seal

The Board of Directors shall provide a corporate seal which shall have inscribed thereon the name of the Corporation and such other words and figures and in such design as may be prescribed by the Board of Directors, and may be facsimile,

engraved, printed or an impression, or other type seal.

ARTICLE IX

Fiscal Year

The fiscal year of the Corporation shall, by resolution, be determined by the Board of Directors.

ARTICLE X

Indemnification of Directors, Officers, Employees and Agents

SECTION 1. Action Against Party Because of Corporate Position. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding,

whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. Action by or in the Right of Corporation. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the

Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the

Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the

Corporation unless and only to the extent that a court of competent jurisdiction (the "Court") in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court shall deem proper

SECTION 3. Reimbursement if Successful. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any claim, action, suit or proceeding referred to in Sections 1 or 2 of this Article X, or in defense of any claims, issue or matter therein, he shall be indemnified against expenses (including attorneys fees inclusive of any appeal) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful (on the merits or otherwise ) on any other claim, issue or matter in any such claim, action,

suit or proceeding.

SECTION 4. Authorization. Any indemnification under Sections 1 and 2 of this Article X (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

SECTION 5. Advanced Reimbursement. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

SECTION 6. Indemnification Not Exclusive. The indemnification providedby this Article shall be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, rule of law, provision of the Certificate of

Incorporation, by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Where such other provision provides broader rights of indemnification than these by-laws, said other provision shall control.

SECTION 7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such,

whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this

Article.

ARTICLE XI

Amendment

Except as otherwise provided herein, these By-laws may be altered, amended or repealed or new by-laws may be adopted by the shareholders or by the Board of Directors at any regular meeting of the shareholders or of the Board of Directors or at any special meeting of the shareholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-laws be contained in the notice of such special meeting; provided, however, that in the case of amendments by shareholders, notwithstanding any other provisions of those By-laws or any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law, the Certificate of Incorporation or these By-laws, the affirmative vote of the holders of at least 66 2/3% of all then outstanding shares of voting stock of the Corporation, voting together as a single class, shall be required to alter, amend or repeal any provision of these By-laws.

ARTICLE XII

Emergency By-laws

SECTION 1. Emergency By-laws. The Board of Directors may adopt by-laws to be effective only in an emergency. An emergency for the purposes of this section if a quorum of the Corporation's directors cannot readily be assembled because of some catastrophic event. The emergency by-laws, which are subject to amendment or repeal by the shareholders may make all provisions necessary for managing the Corporation during an emergency, including:

(a)procedures for calling a meeting of the Board of Directors;

(b)quorum requirements for the meeting; and

(c)designation of additional or substitute directors.

SECTION 2. Line of Succession. The Board of Directors, either before, or during such emergency, may provide, and from time to time modify, lines of succession in the event that during such emergency any or all officers or agents of the

Corporation are for any reason rendered incapable of discharging their duties.

SECTION 3. Governing By-laws. All provisions of these By-laws consistent with the emergency by-laws remain effective during the emergency. The emergency by-laws are not effective after the emergency ends.

SECTION 4. Effect of Corporation Action. Corporate action taken in good faith in accordance with the emergency are subject to amendment or repeal by the shareholders, may make all provisions necessary for managing the Corporation during an emergency, including:

(a) procedures for calling a meeting of the Board of Directors;

(b) quorum requirements for the meeting; and

(c) designation of additional or substitute directors.

SECTION 2. Line of Succession. The Board of Directors, either before or during such emergency, may provide, and from time to time modify, lines of succession in the event that during such emergency any or all officers or agents of the

Corporation are for any reason rendered incapable of discharging their duties.

SECTION 3. Governing By-laws. All provisions of these By-laws consistent with the emergency by-laws remain effective during the emergency. The emergency by-laws are not effective after the emergency ends

SECTION 4. Effect of Corporate Action. Corporate action taken in good faith in accordance with the emergency by-laws;

(a) binds the Corporation; and

(b) may not be used to impose liability on a corporate director, officer, employee or agent.

&lt;/TEXT&gt;

&lt;/DOCUMENT&gt;

&lt;DOCUMENT&gt;

&lt;TYPE&gt;EX-10

&lt;DESCRIPTION&gt;BUSINESS SALES AGREEMENT

&lt;TEXT&gt;

BUSINESS SALES AGREEMENT

THIS BUSINESS SALES AGREEMENT (this "Agreement") is made this 26th day of April 1999, by and among Txon

International Development Corporation, a Nevada corporation ("Txon"), Furst

Enterprises, Inc-, a Utah corporation ("Furst"), and Robert A. Furstenau, an individual ("Furstenau").

Recitals

a) Txon is in the business of development and construction of commercial, residential, resort and

expatriate facilities.

b) Txon is interested in expanding its operation to include "in house" construction capabilities;

c) Furst owns all the stock of Furst Construction Company, Inc. which engages in commercial construction projects in the

State of Utah and elsewhere; and

d) Txon and Furst have negotiated the following terms and conditions for Txon's acquisition of Furst.

Agreement

Based on the foregoing Recitals, which are incorporated herein by reference, and for and in consideration of the mutual covenants and agreements hereafter set forth, the MUTUAL benefits to the parties to be derived therefrom and other good and valuable consideration, the adequacy of which arc hereby acknowledged, it is hereby agreed as follows:

ARTICLE I

PURCHASE OF FURST

1.01 Exchange of shares. On the terms and subject to the condition set forth in this Agreement, on the Closing Date (as defined in Section 1.05 hereof). Furstenau shall assign, transfer, and deliver to Txon, free and clear of all lines, pledges,

encumbrances, charges, restrictions, or claims of any kind, nature or description, all issued and outstanding shares of stock of Furst (the "Furst Shares"). The transfer of Furst Shares by Furstenau shall be effected by the delivery to Txon at the closing (as set forth in Section 1.05 hereof) of certificates representing the transferred shares endorsed to Txon with signatures medallion guaranteed. At the closing and from time to time thereafter, Furstenau shall execute such additional instruments and take such other action as Txon may reasonably request, without cost to Furstenau in order to more effectively sell, transfer and assign clear titled and ownership in the Furst Shares to Txon. After giving effect to the transaction contemplated hereby the parties intend that Txon will own all the issued and outstanding shares of Furst and

Furst will be a wholly owned subsidiary of Txon.

1.02 Payment for Furst Shares. In return for the transfer of Furst Shares, Txon shall: (a) pay Furstenau Twenty Million

Dollars ($20,000,000) on the Closing Date in accordance with the terms set forth below; and (b) issue to Furstenau on the

Closing Date Two Million Dollars ($2,000,000) worth of Txon's common stock, pay value $0.0012 per share ("Txon

Common Stock") with such worth, solely for the purpose of this Agreement, determined by the lower of the (i) ten day average trading price for the Txon common stock, or such shorter period as the shares of Txon Common Stock have been listed on a securities exchange or the National Association of Securities Dealer's Automatic Quotation System; or (ii) the

initial public offering price of the Txon Common Stock. Txon shall pay Furstenau the Twenty Million Dollars

($20,000,000) on the Closing Date by: (a) paying Furstenau in certified funds so much of the Twenty Million

($20,000,000) as Txon shall determine is appropriate given the amount of money Txon has available to it and considering

Txon's operating needs, but in any event no less than Fourteen Million Dollars($14,000,000); and (b) by executing and delivering to Furstenau on the Closing Date a Promissory Note identical in form to Exhibit "A" attached hereto for the difference between Twenty Million Dollars ($20,000,000) and the amount paid to Furstenau in certified funds.

 1.03 Transfer of Txon Common Stock to be Tax Neutral. In addition tot he foregoing Txon will loan Furstenau any and all amounts necessary to pay taxes he incurs as a result of receipt of the Two Million Dollars ($2,000,000) worth of Txon

Common Stock shall be taxed at the highest marginal tax rate applicable to Furstenau in the year he incurs liability for such taxes. To secure payment of said taxes, on the Closing Date Txon shall place in an interest bearing account on which both Furstenau and Txon are joint signatories and at an institution acceptable to Furstenau certified funds in an amount sufficient to pay the estimated additional tax liability Furstenau will incur as a result of receiving such stock, but in no event less that Six hundred thousand dollars ($600,000). Upon payment of said taxes, any amounts remaining in escrow will be disbursed to Txon. In the event that the escrowed funds are insufficient to pay such taxes, Txon will pay the balance to Furstenau immediately on demand. At such time as Furstenau sells all or any part of the Txon Common Stock issued to Furstenau on the Closing Date, Furstenau will reimburse Txon for any tax payment Txon has made on

Furstenau's behalf pursuant to this section from the net proceeds of such sale until Txon has been fully repaid with interest at the then prevailing imputed interest rate set forth by the Internal Revenue Service. For purposes of this section, the net proceeds from any sale by Furstenau of such stock shall be: (a) the sales price of such stock; less (b) the amount of any commission, brokerage or other transaction fee; less (c) Furstenau's unpaid tax liability for any income received by

Furstenau as a result of the sale. In the event that such sales of the stock do not generate sufficient net proceeds to fully reimburse Txon for any tax payment made by Txon pursuant to this section, Furstenau's reimbursement obligation to Txon will be canceled and Furstenau shall have no further obligation to reimburse Txon for taxes Txon has paid on Furstenau's behalf.

1.04 Basis for Purchase Price. The purchase price for acquisition of the Furst Shares set forth above is based upon Furst's financial condition as of the date of this Agreement and notupon any projected increase in revenues or business. Furst shall be considered to have adequate value to support the purchase price if on the Closing Date it has:

 (a) signed contracts for future work or work in progress having a minimum contract balance of Fifteen Million Dollars

($15,000,000);

 (b) operating capital of at least Five Hundred Thousand Dollars ($500,000); and

 (c) operating capital plus receivables in excess of payables.

1.05 Closing and Parties. The closing contemplated hereby shall be held at a mutually agreed upon place on May 1,

2000, or on an earlier date to be agreed to in writing by the parties (the "Closing Date"). Time is of the essence as it pertains to the Closing Date. Unless the closing occurs by the Closing Date, this Agreement shall be null and void and of no force or effect. The closing may occur at any time following approval by a majority of the shareholders of Txon

Common Stock as set forth in Section 4.01 hereof and the approval of Furst as set forth in Section 5.01. The closing may be accomplished by wire, express mail, overnight courier, conference telephone call or as otherwise agreed to by the respective parties or their duly authorized representatives.

 1.06 Closing Events.

 (a) Txon Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article IV, Txon shall deliver to

Furst at closing all of the following:

 (i)A certificate of good standing from the State of Nevada, issued as of a date within five days prior to the Closing Date,

certifying that Txon is in good standing as a corporation;

 (ii) A certificate from the State of Utah certify- that Txon is qualified to do business in the State of Utah;

 (iii) Incumbency and specimen signature certificates dated the Closing Date with respect to the officers of Txon executing this Agreement and any other document delivered pursuant hereto on behalf of Txon;

 (iv) Copies of the resolutions of Txon's board of directors and consent of shareholders authorizing the execution and performance of this Agreement and the contemplated transactions, certified by the secretary or an assistant secretary of

Txon as of the Closing Date;

 (v) The certificate contemplated by Section 4.03, duly executed by the chief executive officer of Txon;

 (vi) The certificate contemplated by Section 4.04, dated the Closing Date, signed by the chief executive officer of

Txon;

 (vii) Certificates for Two Million Dollars ($2,000,000) worth of Txon Common Stock issued in the name of Furstenau or his designee as described in Section 1.02;

 (viii) A Promissory Note identical in form to Exhibit "A" for the amount of Twenty Million Dollars ($20,000,000) less the amount paid to Furstenau or his designee in certified funds pursuant to (x) above;

 (ix) Employment Agreements identical in form to Exhibits "B" and "C" duly executed by Txon;

 (x) A Voting Trust Agreement identical in form to Exhibit "D" signed by all parties thereto except Furstenau; and

 (xi) A minimum of Fourteen Million Dollars ($14,000,000) in certified funds payable to Furstenau or his designees.

 In addition to the above deliveries, Txon shall take all steps and actions as Furst and Furstenau may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

 (b) Furst Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article V, Furst and/or Furstenau shall deliver to Txon at closing all of the following:

 (i) A certificate of good standing from the secretary of State of Utah, issued as of a date within five days prior to the

Closing Date certifying that Furst is in good standing as a corporation in the State of Utah;

 (ii) Incumbency and specimen signature certificates dated the Closing Date with respect to the officers of Furst executing this Agreement and any other document delivered pursuant hereto on behalf of Furst;

 (iii) Copies of resolutions of the board of directors and sahreholders of Furst authorizing the execution and performance of this Agreement and contemplated transactions, certified by the secretary or an assistant secretary of Furst as of the Closing Date;

 (iv) The certificate contemplated by Section 5.03, executed by the chief operating officer of Furst;

 (v) The certificate contemplated by Section 5.05, dated the Closing Date, signed by the chief operating officer of Furst;

 (vi) An Employment Agreement identical in form to Exhibit "B" duly executed by Furstenau; and

 (vii) A Voting Trust Agreement identical in form to Exhibit "D" signed by Furstenau.

 In addition to the above deliveries, Furst shall take all steps and actions as Txon may reasonably request or as may otherwise be reasonably necessary to consummate the transactions contemplated hereby.

 1.07. Termination

 (a) This Agreement may be terminated by the board of directors of either Txon or Furst at any time prior to the

Closing Date if. (i) There shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in the reasonable judgment of such board of directors, made in good faith and based upon the advice of its legal counsel,

makes it inadvisable to proceed with the transactions contemplated by this Agreement; or (ii) Any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the reasonable judgment of such board of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange.

 In the event of termination pursuant to this paragraph (a) of Section 1.07, no obligation, right, or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

 (b) This Agreement may be terminated at any time prior to the closing by action of the board of directors of Txon if (i)

Furst shall fail to substantially comply in any material respect with any of its covenants or agreements contained in this

Agreement or if any of the representations or warranties of Furst contained herein shall be inaccurate material respect, or

(ii) Txon determines that there has been or is likely to be any material adverse change in the legal condition of Furst; (iii)

Furst cannot satisfy the financial criteria set forth in Section 1.04 on the Closing Date; or (iv) Txon is unable to raise the fourteen million dollars ($14,000,000) payable to Furstenau plus two million five hundred thousand dollars ($2,500,000)

in additional operating capital for Txon and Furst and to fund the account contemplated in Section 1.03 by the Closing

Date as set forth in Section 5.03.

 In the event of termination pursuant to this paragraph (b) of this Section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall bear their own costs incurred in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereby.

 (c) This Agreement may be terminated at any time prior to the closing by Furstenau or action of the board of directors of Furst if; (i) Txon shall fail to substantially comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Txon contained herein shall be inaccurate in any material respect, (ii) Furst or Furstenau determines that there has been or is likely to be any adverse change in the financial or legal condition of Txon, or (iii) Txon is unable to raise the fourteen million dollars ($14,000,000) payable to

Furstenau plus two million five hundred thousand dollars ($2,500,000) in additional operating capital for Txon and Furst and to fund the account contemplated by Section 1.03 by the Closing Date as set forth in Section 5.04.

 In the event of termination pursuant to this paragraph (c) of this section 1.07, no obligation, right, remedy, or liability shall arise hereunder. All parties shall each bear their own costs incurred in connection with the negotiation,

preparation, and execution of this Agreement and the transactions contemplated hereby.

 ARTICLE II

 REPRESENTATIONS, COVENANTS, AND WARRANTIES OF TXON

 As an inducement to, and to obtain the reliance of Furst, Txon represents and warrants as follows:

 2.01 Organization. Txon is, and will be on the Closing Date, a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and has the corporate power and is and will be duly authorized,

qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on its business, operations, properties, assets or condition. The execution and delivery of this

Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Txon's articles of incorporation or bylaws, or other agreement to which it is a party or by which it is bound.

 2.02 Approval of Agreement. Txon has full power, authority, and legal right and has taken, or will take, all action required by law, its articles of incorporation, bylaws, and otherwise to execute and deliver this Agreement and to consummate the transactions herein contemplated. The board of directors of Txon has authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of the Txon stockholders and compliance with state and federal corporate and securities laws.

 2.03 Capitalization. The authorized capitalization of Txon consists of 50,000,000 shares of common stock, $0.001 par value, of which 5,000,000 shares are issued and outstanding and 5,000,000 shares of preferred stock having a par value of $0.001 per share, none of which have been issued or are outstanding. All issued and outstanding shares of Txon are legally issued, fully paid, and nonassessable and not issued in violation of the preemptive or other right of any person.

There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Txon. Txon represents that there is no other authorized, issued or outstanding stock in Txon.

 2.04. Financial Statements.

 (a) Included in Schedule 2.04 are the unaudited balance sheets of Txon as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit), and cash flows ending December 31, 1998 from inception through December 31, 1998, including the notes thereto.

 Prior to the Closing Date, Txon shall deliver the compiled balance sheet of Txon as of the close of the prior quarter, and the related statements of operations, stockholders' equity (deficit), and cash flows for the same period., together with the notes thereto and representations by the principal accounting, and financial officer of Txon to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as of the dates indicated.

 (b) The financial statements of Txon delivered pursuant to Section 2.04(a) have been prepared substantially in accordance with generally accepted accounting principles consistently applied throughout the periods involved as explained in the notes to such financial statements. The Txon financial statements present fairly, in all material respects,

as of their respective dates, the financial position of Txon. Txon did not have, as of the date of any such financial statements, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected therein in accordance with generally accepted accounting, principles and all assets reflected therein presently fairly the assets of Txon in accordance with generally accepted accounting principles

 (c) Txon has filed or will file as of the Closing Date all tax returns required to be filed by it from inception to the

Closing Date. All such returns and reports are accurate and correct in all material respect. Txon has no material liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies,

interest, or penalties) accrued for or applicable to the period ended on the date of the most recent balance sheet of Txon,

except to the extent reflected on such balance sheet and all such dates and years and periods prior thereto and for which

Txon may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to the best knowledge of Txon, no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. To the best knowledge of Txon, none of such income tax returns has been examined or is currently being examined by the Internal

Revenue Service and no deficiency assessment or proposed adjustment of any such return is pending, proposed or contemplated. Txon has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on

Txon, its financial condition, its business as presently conducted or proposed to be conducted, or any of its respective properties or material assets. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Txon.

 2.05 Outstanding Warrants and Options. Txon has no existing warrants or options, calls, or commitments of any nature relating to the authorized and unissued Txon Common Stock.

 2.06 Information. The information concerning Txon set forth in this Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading. Txon shall cause the schedules delivered by it pursuant hereto and the instruments delivered to Furst hereunder to be updated after the date hereof up to and including the Closing Date.

 2.07 Absence of Certain Changes or Events. Except as set forth in this Agreement or the schedules hereto,.since the date of the most recent Txon balance sheet described in Section 2.04 and included in the information referred to in

Section 2.06:

 (a) There has not been (i) any material adverse change in the business, operations, properties, level of inventory, assets,

or condition of Txon or (ii) any damage, destruction, or loss to Txon (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or conditions of Txon;

 (b) Txon has not (i) amended its articles of incorporation or bylaws;

 (ii) declared or made, or agreed to declare or make, any payment of dividends

 or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of Txon; (iv) made any material chance in its method of management, operation, or accounting;

(v) entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses special compensation of any kind or any severance or termination to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $1,000; or (viii) made any increase in any profit-sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its officers, directors, or employees;

 (c) Txon has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Txon balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights (except assets,

properties, or rights not used or useful in its business which, in the aggregate have a value of less than $5,000 or canceled, or agreed to cancel, any debts or claims (except debts and claims which in the aggregate are of a value of less than $5,000); (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of Txon; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock); and

 (d) To the best knowledge of Txon, it has not become subject to any law or regulation which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operations, properties, assets, or condition of Txon.

 2.08 Litigation and Proceedings. There are no material actions, suits, or administrative or other proceedings pending or, to the knowledge of Txon, threatened by or against Txon or adversely affecting Txon or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Txon does not have any knowledge of any default on its part with respect to any judgment, order, writ,

injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

 2.09 Compliance With Laws and Regulations. Txon has complied with all applicable statutes and regulations of any federal, state, or other governmental entity or agency thereof, except to the extent that noncompliance (i) could not materially and adversely affect the business, operations, properties, assets, or condition of Txon or (ii) could not result in the occurrence of any material liability for Txon. To the best knowledge of Txon, the consummation of this transaction will comply with all applicable statutes and regulations. subject to the preparation and filing of any forms required by state and federal securities laws,

 2.10 Material Contract Defaults. Txon is not in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Txon, and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Txon has not taken adequate steps to prevent such a default from occurring.

 2.11 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Txon is a party or to which any of its properties or operations are subject.

 2.12 Subsidiary. Txon does not own, beneficially or of record, any equity securities in any other entity.

 2.13 Txon Schedules. Txon has delivered to Furst the following schedules, which are collectively referred to as the

"Txon Schedules" and which consist of the following separate schedules dated as of the date of execution of this

Agreement, all certified by a duly authorized officer of Txon as complete, true, and accurate:

 (a) A schedule including copies of the articles of incorporation and bylaws of Txon in effect as of the date of this

Agreement;

 (b) A schedule containing copies of resolutions adopted by the board of directors of Txon approving this Agreement and the transactions herein contemplated;

 (c) A schedule setting forth a description of any material adverse change in the business, operations, property,

inventory, assets, or condition of Txon since the most recent Txon balance sheet, required to be provided pursuant to

Section 2.04 hereof,

 (d) A schedule setting forth the financial statements required pursuant to Section 2.04(a) hereof, and

 (e) A schedule setting forth any other information, togther with any required copies of documents, required to be disclosed in the Txon Schedules by Sections 2.01 through 2.12.

 Txon shall cause the Txon Schedules and the instruments delivered to Furst hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Txon

Schedules, certified in the same manner as the original Txon Schedules, shall be delivered prior to and as a condition precedent to the obligation of Furst to close.

 ARTICLE III

 REPRESENTATIONS, COVENANTS, AND WARRANTIES OF FURST

 As an inducement to, and to obtain the reliance of Txon, Furst represents and warrants as follows:

 3.01 Organization. Furst is, and will be on the Closing Date, a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah and has the corporate power and is and will be duly authorized, qualified,

franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there are no other jurisdictions in which it is not so qualified in which the character and location of the assets owned by it or the nature of the material business transacted by it requires qualification, except where failure to do so would not have a material adverse effect on its business, operations, properties, assets or condition of Furst.

 The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this

Agreement in accordance with the terms hereof will not, violate any provision of Furst's articles of incorporation or bylaws, or other material agreement to which it is a party or by which it is bound.

 3.02 Approvalof Agreement. Furst has full power, authority, and legal right and has taken, or will take, all action required by law, its articles of incorporation, bylaws, or otherwise to execute and deliver this Agreement and to consummate the transactions herein contemplated. The board of directors of Furst have authorized and approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; subject to the approval of Furstenau and compliance with state and federal corporate and securities laws.

 3.03 Capitalization. The authorized capitalization of Furst consists of 50,000 shares of common stock of which

3,255.1 shares are issued and outstanding.

 All issued and outstanding shares of Furst are legally issued, fully paid, and nonassessable and not issued in violation of the preemptive or other right of any person. There are no dividends or other amounts due or payable with respect to any of the shares of capital stock of Furst.

 3.04 Financial Statements. (a) included in Schedule 3.04 are the audited balance sheet of Furst as of December 31,

1998, and the related statements of operations, cash flows, and stockholders' equity for the period from inception to

December 31, 1998, including the notes thereto, and the accompanying report of Leverich, Rasmuson, Banyard,

independent certified public accountants. Prior to the Closing Date, Furst shall deliver the compiled balance sheet of Furst as of the close of the prior quarter, and the related statements of operations, stockholders' equity (deficit), and cash flows for the same period, together with the notes thereto and representations by the chief operating officer of Furst to the effect that such financial statements contain all adjustments (all of which are normal recurring adjustments) necessary to present fairly the results of operations and financial position for the periods and as of the dates indicated.

 (b) The audited financial statements delivered pursuant to Section 3.04(a) have been prepared substantially in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The financial statements of Furst present fairly, as of their respective dates, the financial position of Furst. Furst did not have,

as of the date of any such balance sheets ' except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in any financial statements or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein present fairly the assets of Furst as of the date thereof, in accordance with generally accepted accounting principles. The statements of revenue and expenses and cash flows present fairly the financial position and result of operations of Furst as of their respective dates and for the respective periods covered thereby.

 (c) Furst has filed or will have filed as of the Closing Date all tax returns required to be filed by it from inception to the

Closing Date.

 All such returns and reports are accurate and correct in all material respects. Furst has no material liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties) accrued for or applicable to the period ended on the date of the most recent unaudited balance sheet of Furst, except to the extent reflected on such balance sheet and adequately provided for, and all such dates and years and periods prior thereto and for which Furst may at said date have been liable in its own right or as transferee of the assets of, or as successor to, any other corporation or entity, except for taxes accrued but not yet due and payable, and to Furst's knowledge no deficiency assessment or proposed adjustment of any such tax return is pending, proposed or contemplated. Proper and accurate amounts of taxes have been withheld by or on behalf of Furst with respect to all material compensation paid to employees of Furst for all periods ending on or before the date hereof, and all deposits required with respect to compensation paid to such employees have been made, in complete compliance with the provisions of all applicable federal, state, and local tax and other laws. To Furst's knowledge, none of such income tax returns has been examined or is currently being examined by the Internal Revenue Service, and no deficiency assessment or proposed adjustment of any such return is pending,

proposed, or contemplated.

 Furst has not made any election pursuant to the provisions of any applicable tax laws (other than elections that relate solely to methods of accounting, depreciation, or amortization) that would have a material adverse affect on Furst, its financial condition, its business as presently conducted or proposed to be conducted, or any of its properties or material assets.

There are no tax liens upon any of the assets of Furst. There are no outstanding agreements or waivers extending the

Statutory period of limitation applicable to any tax return of Furst.

 3.05 Outstanding Warrants and Options. Furst has no issued warrants or options, calls, or commitments of any nature relating to the authorized and unissued Furst Stock.

 3.06 Disclosure. No representation or warranty by Furst in this Agreement and no statement contained in the schedules delivered by Furst pursuant hereto contains any untrue or misleading statement of a material fact or omits any fact necessary to make them not misleading. Furst shall cause the schedules delivered by Furst pursuant hereto to Txon hereunder to be updated after the date hereof up to and including the Closing Date.

 3.07 Absence of Certain Changes or Events. Except as set forth in this Agreement or the schedules hereto as update to the time of closing, since the date of the most recent Furst balance sheet described in Section 3.04:

 (a) There has not been (i) any material adverse chance in the business, operations, properties, level of inventory, assets,

or condition of Furst or (ii) any damage, destruction, or loss to Furst materially and adversely affecting the business,

operations, properties, assets, or conditions of Furst. (b) Furst has not (i) amended its articles of incorporation or bylaws;

(ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; or (iii)

waived any rights of value which in the aggregate are extraordinary and material considering the business of Furst; (iv)

made any material change in its method of accounting.

 (c) Furst has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof, (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Furst balance sheet and current liabilities incurred since that date in the ordinary course of business except payments made in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its material assets, properties, or rights, or agreed to cancel, any material debts or claims except in the ordinary course of business; (v) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering The business of Furst, except in the ordinary course of business; or (vi) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock); and (d) To the best knowledge of Furst, it has not become subject to any law or regulation which materially and adversely affects, or in the future would be reasonably expected to adversely affect, the business, operations, properties, assets, or condition of Furst.

 3.08 Title and Related Matters. Except as provided herein or disclosed in the most recent Furst balance sheet and the notes thereto, Furst has good and marketable title to all of its properties, inventory, interests in properties, technology,

whether patented or unpatented, and assets, which are reflected in the most recent Furst balance sheet or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges, or encumbrances, except

 (i) statutory liens or claims not yet delinquent; and (ii) such imperfections of title and easements as do not, and will not,

materially detract from, or interfere with, the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties. To the best knowledge of Furst its technology does not infringe on the copyright, patent, trade secret, knowhow, or other proprietary right of any other person or entity and comprises all such rights necessary to permit the operation of the business of Furst as now being conducted or as contemplated.

 3.09 Litigation and Proceedings. Except as otherwise disclosed in schedule 3.09, there are no material actions, suits,

or proceedings pending or, to the knowledge of Furst, threatened by or against Furst or adversely affecting Furst, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. Furst does not have any knowledge of any default on its part with respect to any judgment, order, writ,

injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

 3.10 Material Contract Defaults. Except as may be determined in the actions or claims set forth in Schedule 3.09, Furst is not in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of Furst, and there is no event of default or other event which, with notice or lapse of time or both, would constitute a default in any material respect under any such contract, agreement, lease, or other commitment in respect of which Furst has not taken adequate steps to prevent such a default from occurring.

 3.11 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Furst is a party or to which any of its properties or operations are subject.

 3.12 Governmental Authorizations. Furst has all licenses, franchises, permits, and other governmental authorizations that are legally required to enable it to conduct its business in all material respects as conducted on the date of this

Agreement. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by Furst of this Agreement and the consummation by Furst of the transactions contemplated hereby.

 3.13 Compliance With Laws and Regulations. Furst has complied with all applicable statutes and regulations of any federal, state, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of Furst or except to the extent that noncompliance would not result in the occurrence of any material liability for Furst. To the best knowledge of Furst, the consummation of this transaction will comply with all applicable statutes and regulations, subject to the preparation and filing of any forms required by state and federal security laws.

 3.14 Subsidiary. Furst owns all stock of Furst Construction Co., Inc. which in turn owns all stock in precision Steel,

Inc., both Utah corporations.

 3.15 Furst Schedules. Furst has delivered to Txon the following schedules, which are collectively referred to as the

"Furst Schedules" and which consist of the following separate schedules dated as of the date of execution of this

Agreement, and instruments and Txon as of such date, all certified by the chief executive officer of Furst as complete, true,

and accurate:

 (a) A schedule including copies of the articles of incorporation and bylaws of Furst and all amendments thereto in effect as of the date of this Agreement;

 (b) A schedule containing copies of resolutions adopted by the board of directors of Furst approving this Agreement and the transactions herein contemplated as referred to in Section 3.02;

 (c) A schedule setting forth a description of any material adverse change in the business, operations, property,

inventory, assets, or condition of Furst since the most recent Furst balance sheet, required to be provided pursuant to

Section 3.04 hereof,

 (d) A schedule setting forth the financial statements required pursuant to Section 3.04 (a) hereof, and

 (e) A schedule setting forth any other information, to either with any required copies of documents, required to be disclosed in the Furst Schedules by Sections 3.01 through 3.14.

 Furst shall cause the Furst Schedules and the instruments delivered to Txon hereunder to be updated after the date hereof up to and including a specified date not more than three business days prior to the Closing Date. Such updated Furst

Schedules, certified in the same manner as the original Furst Schedules, shall be delivered prior to and as a condition precedent to the obligation of Txon to close.

 3.16 Limited Representation and Warranties. Neither Furst nor Furstenau have made any representations and warranties of any kind except those contained in this Agreement.

 ARTICLE IV

 CONDITIONS PRECEDENT TO OBLIGATIONS OF FURST

 The obligations of Furst and Furstenau under this Agreement are subject to the satisfaction, at or before the Closing Date,

of the following conditions:

 4.01 Shareholder Approval. Txon shall call and hold a meeting of its stockholders, or obtain the written consent of a majority of its stockholders, to approve the transactions contemplated by this agreement.

 4.02 Accuracy of Representations. The representations and warranties made by Txon in this Agreement were true when made and shall be true at the Closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date and Txon shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Txon prior to or at the closing. Furst shall be furnished with certificates, signed by duly authorized officers of Txon and dated the Closing Date, to the foregoing effect.

 4.03 Officer's Certificates. Furst shall have been finished with certificates dated the Closing Date and signed by the duly authorized chief executive officer of Txon to the effect that to such officer's best knowledge no litigation, proceeding,

investigation, or inquiry is pending or, to the best knowledge of Txon threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement. Furthermore, based on certificates of good standing, representations of government agencies, and Txon's own documents and information, the certificate shall represent, to the best knowledge of the officer, that:

 (a) This Agreement, the Promissory Note attached as Exhibit "A", the Employment Agreements attached as Exhibits "

B" and "C" and the Voting Trust Agreement attached as Exhibit "D" have been duly approved by Txon's board of directors and stockholders and have been duly executed and delivered in the name and on behalf of Txon by its duly authorized officers pursuant to, and in compliance with, authority granted by the board of directors of Txon pursuant to a unanimous consent;

 (b) There have been no material adverse changes in Txon up to and including, the date of the certificate;

 (c) All conditions required by this Agreement have been met, satisfied, or performed by Txon;

 (d) All authorizations, consents, approvals, registrations, and/or filings with any governmental body, agency, or court required in connection with the execution and delivery of the documents by Txon have been obtained and are in full force and effect or, if not required to have been obtained, will be in full force and effect by such time as may be required; and

 (e) There is no material action, suit, proceeding, inquiry, or investigation at law in rein an or in equity by any public board or body pending or threatened against Txon, when unfavorable decision, ruling, or finding could have an adverse effect on the financial condition of Txon, the operation of Txon, or the acquisition and reorganization contemplated herein,

or any agreement or instrument by which Txon is bound or in any way contests the existence of Txon.

 4.04 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of Txon, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of Txon.

 4.05 Good Standings. Furst shall have received a certificate of good standing from the secretary of the State of Nevada,

dated as of the date within five days prior to the Closing Date, certifying that Txon is in good standing as a corporation and a certificate from the State of Utah certifying that Txon is qualified to do business in the State of Utah.

 4.06 Other Items. Furst shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as Furst may reasonably request.

 4.07 Raising CAPITAL. Txon shall have raised a minimum of Sixteen Million Five Hundred Thousand Dollars

($16,500,000) to acquire Furst and obtain operating capital for Furst and Txon and fund the account contemplated by

Section 1.03

 ARTICLE V

 CONDITIONS PRECEDENT TO OBLIGATIONS OF TXON

 The obligations of Txon under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

 5.01. Shareholder Approval. Furst shall call and hold a meeting of its stockholders, or obtain through a majority written consent of its stockholders, whereby the stockholders of Furst authorize and approve this Agreement and the transactions contemplated hereby.

 5.02 Furst Stockholders. Holders of all of the issued anc, outstanding Furst Shares shall agree to the exchange of shares contemplated by this Agreement.

 5.03 Raising Capital. Txon shall have raised sixteen million five hundred thousand dollars ($16,500,000) to acquire

Furst and obtain operating capital for Furst and Txon and to find the account contemplated by Section 1.03.

 5.04 Accuracy of Representations. Any representations and warranties made by Furst in this Agreement were true when made and shall be true at the Closing Date with the same force and affect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and Furst shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by

Furst prior to or at the closing. Txon shall be furnished with a certificate, singed by a duly authorized officer of Furst and dated the Closing Date, to the foregoing effect.

 5.05 Officer's Certificates. Txon shall have been furnished with certificates dated the Closing Date and singed by the duly authorized chief operating officer of Furst to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of Furst, threatened, which

 might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

Furthermore, based on certificates of good standing, representations of government agencies, and Furst's own documents,

the certificate shall represent, to the best knowledge of the officer, that:

 (a) This agreement has been duly approved by Furst's board of directors and stockholders and has been duly executed and delivered in the name and on behalf of Furst by its duly authorized officers pursuant to, and in compliance with,

authority granted by the board of directors of Furst pursuant to a unanimous consent of its board of directors and a majority vote of its stockholders;

 (b) Except as provided or permitted herein, there have been no material adverse changes in Furst up to and including the date of the certificate which would prevent it from satisfying the financial criteria set forth in Section 1.04;

 (c) All authorizations, consents, approvals, registrations, and/or filing with any governmental body, agency, or court required in connection with the execution and delivery of the documents by Furst have been obtained and are in full force and effect or, if not required to have been obtained will be in full force and effect by such time as may be required; and

 (d) Except as otherwise disclosed in Schedule 3.09, there is no material action, suit, proceeding, inquiry, or investigation at law or in equity by any public board or body pending or threatened against Furst, wherein an unfavorable decision, ruling, or finding would have an adverse affect on the financial condition of Furst, the operation of Furst, or the acquisition and reorganization contemplated herein, or any material agreement or instrument by which Furst is bound or would in any way contest the existence of Furst.

 5.06 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of Furst, nor shall any, event have occurred which, with the lapse of time or the giving of notice, may preclude Furst from satisfying the financial criteria set forth in Section 1.04.

 5.07 Good Standing. Txon shall have received a certificate of good standing from the appropriate authority in the State of Utah, dated as of a date with five days prior to the Closing Date, certifying that Furst is in good standing as a corporation in the State of Utah.

 5.08 Other Items. Txon shall have received such further documents certificates, or instruments relating to the transactions contemplated hereby as Txon may reasonably request.

 ARTICLE VI

 SPECIAL COVENANTS

 6.01 Activities of Txon and Furst

 (a) From and after the date of this Agreement until the Closing Date and except as set forth in the respective schedules to be delivered by Txon and Furst pursuant hereto or as permitted or contemplated by this Agreement, Txon and Furst will each:

 (i) Carry on its business in substantially the same manner as it has heretofore;

 (ii) Maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

 (iii) Perform in all material respects all of its obligations under material contracts, leases, and instruments relating to or affecting its assets, properties, and business;

 (iv) Use its best efforts to maintain and preserve it business organization intact, to retain its key employees, and to maintain its relationships with its material suppliers and customers;

 (v) Duly and timely file for all taxable periods ending on or prior to the Closing Date all federal, state, county, and local tax returns required to be filed by or on behalf of such entity pr for which such entity may be held responsible and shall pay, or cause to pay, all taxes required to be shown as due and payable on such returns, as well as all installments of tax due and payable during the period commencing on the date of this Agreement and ending, on the Closing Date.; and

 (vi) Fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state 'laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

 (b) From and after the date of this Agreement and except as provided herein until the Closing Date, Txon and Furst will not:

 (i) Make any change in its articles of incorporation or bylaws;

 (ii) Enter into or amend any material contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business; and

 (iii) Enter into any agreement for the sale of Furst or Txon securities without the prior approval of the other party.

 (c) Nothing contained herein shall be construed to prohibit Furst Construction Company from entering into construction contracts of any size, from paying out any or all of its earnings to its shareholders or to its employees by way of bonus or otherwise from the date hereof through closing. Such payments are not limited to and may be greater than the amounts of historical payments of earnings or bonuses so long as the amounts paid reasonably take into account the operating needs of the Company.

 6.02 Access to Properties and Records. Until the Closing Date, Furst and Txon will afford to the other party's officers and authorized representatives full access to the properties, books, and records of the other party in order that each party may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Furst or Txon and will finish the other party with such additional financial and other information as to the business and properties of

Furst or Txon as each party shall from time to time reasonably request.

 6.03 Indemnification by Furst. Subject to the other provisions in this Agreement, Furst will indemnify, defend, and hold harmless Txon and its directors and officers from and against any and all claims, losses, damages, expenses, and liabilities arising out of or incurred with respect to any breach of any representation or warranty of Furst contained in this

Agreement.

 6.04. Indemnification by Txon. Since Txon is solely responsible for all securities compliance and the raising of money referenced in this Agreement, Txon acknowledges that Furstenau, Furst, and Furst's officers and directors, have no obligations or liabilities in connection with those transactions. Txon will indemnify and hold harmless Furstenau,

Furst, the Furst Stockholders, Furst's directors and officers, and each person, if any, who controls Furst within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses, liabilities, or actions to which any of them may become subject under applicable law (including the Securities Act and the Securities Exchange

Act) and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any claims or actions, whether or not resulting in liability, insofar as such losses, claims,

damages expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application or statement filed with a governmental body, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity worth information furnished in writing by Txon expressly for use therein. Txon also agrees to indemnify and hold Furstenau, Furst, their officers, agents and employees harmless any and all claims arising from statements by Txon to third parties regarding Txon, Furst or their assets and operations. The indemnity agreement contained in this Section 6.04 shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Furstenau or Furst and shall survive the consummation of the transactions contemplated by this or termination of this Agreement.

 6.05 Notification. Each party will promptly notify the other of the existence or occurrence of any facts or events which give rise to the assertion of any claim under the provisions of Section 6.03 and Section 6.04. The indemnifying party shall promptly and diligently take such action as may be reasonably required to defend or settle such claim and shall keep the indemnified party advised of the current status thereof. The indemnified party shall, at the indemniting party's expense, reasonably cooperate with the indemnifying party's defense and the indemnifying party shall reasonably consider the indemnified party's advice.

 6.06 The Acquisition of Txon Common Stock. Txon and Furst understand and agree that the consummation of this

Agreement including the issuance of the Txon Common Stock to Furst in exchange for the Furst Shares as contemplated hereby, constitutes the offer and sale of securities under the Securities Act and applicable state statutes. Txon and Furst agree that such transactions shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes which depend, among other items, on the circumstances under which such securities are acquired.

 (a) In order to provide documentation for reliance upon exemptions from the registration and prospectus delivery requirements for such transactions, the signing of this Agreement and the delivery of appropriate separate representations shall constitute the parties acceptance of, and concurrence in, the following representations and warranties:

 (i) The Furst Stockholders acknowledge that neither the SEC nor the securities commission of any state or other federal agency has made any determination as to the merits of acquiring Txon Common Stock, and that this transaction involves certain risks.

 (ii) The Furst Stockholders have received and read the Agreement and understand the risks related to the consummation of the transactions herein contemplated.

 (iii) Furst Stockholders have such knowledge and experience in business and financial matters that they are capable of evaluating each business.

 (iv) The Furst Stockholders have been provided with copies of all materials and information requested by them or their representatives, including any information requested to verify any information furnished (to the extent such information is available or can be obtained without unreasonable effort or expense), and the parties have been provided the opportunity for direct communication regarding the transactions contemplated hereby.

 (v) All information which the Furst Stockholders have provided to Txon or their representatives concerning their suitability and intent to hold shares in Txon following the transactions contemplated hereby is complete, accurate, and correct.

 (vi) The Furst Stockholders have not offered or sold any securities of Txon or interest in this Agreement and have no present intention of dividing the Txon Common Stock or Furst Shares to be received or the rights under this Agreement with others or of reselling or otherwise disposing of any portion of such stock or rights, either currently or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance.

 (vii) The Furst Stockholders understand that the Txon Common Stock has not been registered, but is being acquired by reason of a specific exemption under the Securities Act as well as under certain state statutes for transactions not involving any public offering and that any disposition of the subject Txon Common Stock may, under certain circumstances, be inconsistent with this exemption and may make Furst or Txon an "underwriter", within the meaning of the Securities Act. It is understood that the definition of "underwriter" focuses upon the concept of "distribution" and that any subsequent disposition of the subject Txon Common Stock can only be effected in transactions which are not considered distributions. Generally, the term "distribution" is considered synonymous with "public offering" or any other offer or sale involving general solicitation or general advertising. Under present law, in determining whether a distribution occurs when securities are sold into the public market, under certain circumstances one must consider the availability of public information regarding the issuer, a holding period for the securities sufficient to assure that the persons desiring to sell the securities without registration first bear the economic risk of their investment, and a limitation on the number of securities which the stockholders is permitted to sell and on the manner of sale, thereby reducing the potential impact of the sale on the trading markets. These criteria are set forth specifically in rule 144 promulgated under the Securities Act, and, after two years after the date the Txon Common Stock or Furst Shares is fully paid for, as calculated in accordance with rule 144(d), sales of securities in reliance upon rule 144 can only be made in limited amounts in accordance with the terms and conditions of that rule. After three years from the date the securities are fully paid for, as calculated in accordance with rule 144(d), they can generally be sold without meeting those conditions,

provided the holder is not (and has not been for the preceding three months) an affiliate of the issuer.

 (viii) Furstenau acknowledges that the shares of Txon Common Stock, must be held and may not be sold, transferred,

or otherwise disposed of for value unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Txon is not under any obligation to register the Txon Common Stock under the Securities

Act. If rule 144 is available after one year and prior to two years following the date the shares are fully paid for, only routine sales of such Txon Common Stock in limited amounts can be made in reliance upon rule 144 in accordance with the terms and conditions of that rule. Txon is not under any obligation to make rule 144 available except as set forth in this Agreement and in the event rule 144 is not available, compliance with Regulation A or some other disclosure exemption may be required before Furstenau can sell, transfer, or otherwise dispose of such Txon Common Stock without registration under the Securities Act. Subject to compliance with federal and state securities laws, Txon' registrar and transfer agent will maintain a stop transfer order against the registration of transfer of the Txon Common Stock held by Furstenau and the certificates representing the Txon Common Stock will bear a legend in substantially the following form so restricting the sale of such securities:

 THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE

SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ARE "RESTRICTED SECURITIES"

WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES

HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT

COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER

COMPLIANCE UNDER THE SECURITIES ACT.

 (ix) Subject to compliance with federal and state securities laws, Txon may refuse to register further transfers or resales of the Txon Common Stock in the absence of compliance with rule 144 unless Furstenau furnish Txon with an opinion of counsel reasonably acceptable to Txon stating that the transfer is proper. Further, unless such opinion states that the shares of Txon Common Stock are free of any restrictions under the Securities Act, Txon may refuse to transfer the securities to any transferee who does not furnish in writing to Txon the same representations and agree to the same conditions with respect to such Txon Common Stock as set forth herein. Txon may also refuse to transfer the Txon

Common Stock if any circumstances are present reasonably indicating that the transferee's representations are not accurate.

 (b) In connection with the transaction contemplated by this Agreement, Furst and Txon shall each file, with the assistance of the other and their respective legal counsel, such notices, applications, reports, or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on such exemptions, and the appropriate regulatory authority in the state where Furstenau resides unless an exemption requiring no filing is available in such jurisdictions, all to the extent and in the manner as may be deemed by such parties to be appropriate.

 (c) In order to more fully document reliance on the exemptions as provided herein, Furst, Furstenau, and Txon shall execute and deliver to the other, at or prior to the closing, such further letters of representation, acknowledgment,

suitability, or the like as Txon or Furst and their respective counsel may reasonably request in connection with reliance on exemptions from registration under such securities laws.

 (d) Furstenau acknowledges that the basis for relying on exemptions from registration or qualifications are factual,

depending on the conduct of the various parties, and that no legal opinion or other assurance will be required or given to the effect that the transactions contemplated hereby are in fact exempt from registration or qualification.

 6.08 Acquisition of Furst Shares. In connection with the acquisition of the Furst Shares, Txon represents, covenants,

warrants and agrees as follows:

 (a) The Furst Shares are investment stock and have not been registered under any federal or state securities law. Txon is acquiring the Furst Shares for its own investment pursuant to exemptions under the Securities Act and state statutes involving transactions not involving any public offering.

 (b) Txon has not offered or sold any Furst Shares and has no present intention of dividing the Furst Shares to be received with others or of reselling or otherwise disposing of any, portion of the Furst Shares either currently, or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance. Any disposition of the Furst Shares may, under certain circumstances, be inconsistent with this exemption and may make Furst or Txon an "underwriter," within the meaning of the Securities Act. It is understood that the definition of "underwriter" focuses upon the concept of "distribution" and that any subsequent disposition of the Furst

Shares can be effected only in transactions which are not considered distributions and which are in compliance with applicable securities laws and regulations.

 (c) In deciding to purchase the Furst Shares, Txon is relying solely on information and advice furnished by Txon's own legal and tax advisors; and, except as otherwise specifically provided in this Agreement, neither Furstenau or Furst have made any warranties or representations as to the legal or tax affects, if any, involved in Txon's purchase of the Furst

Shares.

 (d) Txon has been provided with copies, and otherwise has been afforded full and complete access to, all materials and information with respect to Furst, Furst's business activities, and Furst's financial condition, which Txon has deemed necessary to make an informed decision to enter into this Agreement according to its terms and to purchase the Furst

Shares.

 (e) All information which Txon has provided to Furst or to its representatives concerning its suitability and intent to hold Furst Shares following the transactions contemplated hereby is complete, accurate and correct.

 (f) Subject to compliance with federal and state securities laws, the certificates representing the Furst Shares will bear a legend in substantially the following form so restricting the sale of such securities:

 THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE

SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ARE "RESTRICTED SECURITIES"

WITHIN THE MEANING OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES

HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT

COMPLYING WITH RULE 144 IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OR OTHER

COMPLIANCE UNDER THE SECURITIES ACT.

 6.09 Txon Liabilities. Immediately prior to closing, Txon shall have $100,000 in cash or cash equivalents and no liabilities with all expenses related to this Agreement or otherwise having been paid.

 6.10 Securities Filings. Txon shall be responsible for the preparation of a Form D and its filing with the Securities and

Exchange Commission and Furst will be responsible for any and all filings in any jurisdiction where its stockholders reside which would require a filing with a governmental agency as a result of the transactions contemplated in this

Agreement.

 6.11 Sales of Securities Under Rule 144, If Applicable.

 (a) Txon will use its best efforts to at all times satisfy the current public information requirements of rule 144 promulgated under the Securities Act so that its stockholders can sell restricted securities that have been held for one year or more or such other restricted period as required by rule 144 as it is from time to time amended.

 (b) Upon being informed in writing by any person holding restricted stock of Txon as of the date of this Agreement that such person intends to sell any shares under rule 144 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof, Txon will certify in writing to such person that it is in compliance with rule 144 current public information requirement to enable such person to sell such person's restricted stock under rule

144, as may be applicable under the circumstances.

 (c) If any certificate representing any such restricted stock is presented to Txon's transfer agent for registration or transfer in connection with any sales theretofore made under rule 144, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s)

in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to Txon and its counsel that such transfer has complied with the requirements of rule 144,

as the case may be, Txon will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of rule 144, as the case may be, free of any stop transfer order or restrictive legend. The provisions of this Section 6.08 shall survive the closing and the consummation of the transactions contemplated by this Agreement for a period of two years.

 6.12 Seat on Board of Directors. Upon closing of the transactions contemplated by this Agreement, the current board of directors of Txon shall be expanded by one directorship that shall be filled by Furstenau. Management of Txon agree to support Furstenau at all elections of directors for a period of five years following the closing of this transaction.

Furstenau shall have the right to resign as a director at any time.

 6.13 employment Agreements. As consideration for entering into this Agreement, Txon and Furstenau agree to enter into the Employment Agreement attached hereto as Exhibit "B." In addition, Txon agrees to execute the Employment Agreement with Mr. Johansen attached hereto as Exhibit "C" in the event that a copy of the Employment Agreement executed by Mr. Johansen is tendered at closing.

 6.14 Employee Benefits. As soon as reasonably practical following the execution of this Agreement, Txon shall takesuch steps as may be required to implement a stock option plan for key employees of Furst as identified by Furstenau and any additional key employees of Txon. Txon shall further implement an employee stock ownership program or some other broad based employee benefit plan that will allow all employees to participate in the growth of Txon. In addition,for a period of at least five years from the Closing Date, Txon shall require Furst to provide to its employees all employee benefits currently enjoyed by Furst employees, including but not limited to vacation, sick leave, health insurance and life insurance.

 ARTICLE VII

 MISCELLANEOUS

 7.01 No Representation Regarding Tax Treatment. No representation or warranty is being made by any party to any other regarding the treatment of this transaction for federal or state income taxation. Each party has relied exclusively on its own legal, accounting, and other tax adviser regarding the treatment of this transaction for federal and state income taxes and on no representation, warranty, or assurance from any other party or such other party's legal, accounting, or other adviser.

 7.02 Governing Law. This Agreement shall be governed by, enforced and construed under and in accordance with the laws of the State of Utah.

 7.03 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered, if sent by facsimile or telecopy transmission or other electronic communication confirmed by registered or certified mail, postage prepaid, or if sent by prepaid overnight courier addressed as follows:

 If to Txon, to: With Copies to:

 Stephanie Harnicher, President Victor D. Schwarz, Esq

Txon International Development 3090 East 3300 South, # 400

Corporation Salt Lake City, Utah 84109

6322 South 3000 East, Suite 320 Fax: (801) 4636085

Salt Lake City, Utah 84121

Fax:(801) 7334637

If to Furst, to: With copies to:

 Robert A. Furstenau, President David Wahlquist, Esq

Furst Construction, Inc. Kirton & McConkie

515 west 2100 South 60 E. South Temple, Suite 1800

Salt Lake City, Utah 84111 Salt Lake City, Utah 84111

Fax: (801) 9720390 Fax: (801) 3214893

 If to Furstenau, to: With copies to:

Robert A. Furstenau David Wahlquist, Esq.

7579 Mary Esther Circle Kirton & McConkie

Salt Lake City, Utah 84093 60 E. South Temple, Suite 1800

Fax: (801) 9446936 Salt Lake City, Utah 84111

 Fax: (801) 3214893

 or such other addresses as shall be furnished in writing by any party in the manner for giving notices, hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered or sent by facsimile or telecopy transmission or other electronic communication, or one day after the date so sent by overnight courier.

 7.04 Attorney's Fees. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the nonbreaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

 7.05 Schedules, Knowledge. Whenever in any section of this Agreement reference is made to information set forth in the schedules provided by Txon or Furst such reference is to information specifically set forth in such schedules and clearly marked to identify the section of this Agreement to which the information relates. Whenever any representation is made to the "knowledge" of any party, it shall be deemed to be a representation that no officer or director of such party, after reasonable investigation, has any knowledge of such matters.

 7.06 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. All previous agreements between the parties, whether written or oral, have been merged into this Agreement. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

 7.07 Survival of Representations and Warranties. Each of the representations and warranties made by the parties in this Agreement, including the schedules delivered pursuant hereto, shall survive the closing for a period of one (1) year and any claim based on any breach thereof must be commenced within such one (1) year period or it will be forever barred; provided, however, that the representations and warranties contained in Sections 2.01, 2.02, 2.03, 2.05, 2.11,

3.01, 3.02, 3,03, 3.05, and 3.11 shall survive the closing and shall not be limited by such one (1) year period.

 7.08 No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall confer upon any third party any rights or remedies of any nature or kind under or by reason of this Agreement.

 7.09 Investigation; Absence of Other Representation or Warranties. Each party has conducted a careful investigation of the other party, has made its own determination with respect to the value of the other party's shares of stock. In conjunction with such investigation, each party has had: (a) access to and reviewed the books, records, and contracts of the other party, (b) access to and inspected the assets of the other party, and (c) access to and interviewed key employees of the other party. There are no representations or warranties except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, no party has made any representations or warranties to any other party with respect to value of the shares of stock of such party or with respect to projected future income of such party.

 7.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

 7.11 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and such remedies may be enforced concurrently, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time fore performance thereof my be extended by a writing signed by the party or parties for whose benefit the provision is intended.

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

 TXON CORPORATION FURST ENTERPRISES, INC.

 A Nevada Corporation A Utah Corporation

 BY: /s/ Stephanie Harnicher By: /s/ Robert A. Furstenau

 Stephanie Harnicher, President Robert A Furstenau, President

 /s/ Robert A. Furstenau

 Robert A. Furstenau, Individually

 STATE OF UTAH )

 ss.

 COUNTY OF SALT LAKE )

 On this 26th day of April 1999, personally appeared before me Stephanie Harnicher, whose identity is personally known to me and who be by me duly sworn, did say that she is the President of Txon Corporation and that said document was signed by him on behalf of said corporation by authority of its bylaws, and said Stephanie Harnicher acknowledged to me that said corporation executed the same.

 /s/ Colleen L. Wallace

 Notary Public

 STATE OF UTAH )

 ss.

 COUNTY OF SALT LAKE )

 On this 26th day of April 1999, personally appeared before me Robert A Furstenau, whose identify is personally known to me and who be by me duly sworn, did say that he is the President of Furst Enterprises and that said document was signed by him on behalf of said corporation by authority of its bylaws, and said Robert A. Furstenau acknowledged to me that said corporation executed the same.

 /s/ Colleen L. Wallace

 Notary Public

 STATE OF UTAH )

 ss.

 COUNTY OF SALT LAKE )

 On this 26th day of April 1999, personally appeared before me Robert A Furstenau, whose identify is personally known to me and who be by me duly sworn, did say that he signed the foregoing document.

 /s/ Colleen L. Wallace

 Notary Public

 &lt;/DOCUMENT&gt;

</TEXT>

